
07077739

2007 ANNUAL REPORT

RECD S.E.C.
SEP 1 3 2007
1086
PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL


25 Years



NEOGEN® CORPORATION



DEDICATED TO FOOD AND ANIMAL SAFETY SINCE 1982



...SION OF ...EN COR...

...THE DO... COMPAN...

...OPMENT A... ...NG OF SOL...







Contents

FINANCIAL HIGHLIGHTS

Amounts in thousands, except per share

Years Ended May 31,	2007	2006	2005	2004	2003
Operations:					
Total Revenues	$ 86,138	$ 72,433	$ 62,756	$ 55,498	$ 47,685
Food Safety Sales	46,956	34,951	28,156	27,567	26,476
Animal Safety Sales	39,182	37,482	34,600	27,931	21,209
Operating Income*	13,504	10,805	7,452	6,144	5,666
Net Income*	$ 9,125	$ 7,029	$ 4,929	$ 4,202	$ 3,868
Basic Net Income Per Share*	$ .99	$ .85	$ .61	$ .53	$ .51
Diluted Net Income Per Share*	$ .97	$ .83	$ .59	$ .51	$ .50
Average Diluted Shares Outstanding*	9,441	8,457	8,354	8,233	7,803

*Restated for the years 2003-2006


TOTAL REVENUES
(DOLLARS IN THOUSANDS)
$100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005
2006
2007


NET INCOME
(DOLLARS IN THOUSANDS)
$10,000
8,000
6,000
4,000
2,000
0
2003
2004
2005
2006
2007


TOTAL ASSETS
(DOLLARS IN THOUSANDS)
$120,000
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005
2006
2007

In thousands

May 31,	2007	2006	2005	2004	2003
Financial Strength:					
Cash and Cash Equivalents	$ 13,424	$ 1,959	$ 1,972	$ 1,696	$ 8,897
Working Capital	41,060	26,252	22,644	20,619	22,208
Total Assets	105,284	88,290	63,884	59,975	48,036
Long-Term Debt	-	9,955	-	3,900	-
Stockholders' Equity*	91,945	65,424	56,623	50,617	45,408

*Restated for the years 2003-2006

To Our Stockholders, Employees, and Friends,

In June, Neogen celebrated its 25th birthday. Although 1982 doesn't seem that long ago, the changes to the food and animal industries, and our company, have been almost revolutionary.

When we announced to the world our mission of building a company based upon providing solutions for food and animal safety, few could understand the mission's importance. New biotechnology discoveries were just emerging, and few understood their potential impact.

Twenty-five years ago, most people were unaware that natural toxins in grains could cause cancer. Most were not concerned about a little antibiotic residue in milk. Many still ate hamburgers medium rare because they had never heard of *E. coli* O157:H7 and a "mad" cow was one that wanted the taller grass on the other side of the fence.



President and COO Lon Bohannon, and Chairman and CEO James Herbert

Our early shareholders, management, and long-term employees all take pride that our mission and business strategy has now resulted in Neogen's outstanding worldwide reputation.

While it is fun to reminisce, it is more enjoyable to celebrate the present and contemplate Neogen's unlimited future potential. Revenues for our 2007 fiscal year (FY '07) were approximately $86.1 million, up 19%. Our fourth quarter was the 61st in the last 66 when we recorded revenue increases compared to the prior year.

For FY '07, the company enjoyed a 30% increase in net income, finishing the year with approximately $9.1 million. This equates to $0.97 per share, as compared to $0.83 in FY '06.

BALANCE SHEET STRONG

Neogen generated approximately $10.2 million in cash from operations in FY '07. This, combined with a stock sale last summer, allowed us to pay off all debt and end the year with approximately $13.4 million in cash. Neogen also continued its solid growth in shareholder value as shareholder equity increased by over 40%.

INTERNATIONAL GROWTH CONTINUES

One of our important growth metrics is the increase in our international business. We estimate that our products' international markets are about twice our domestic markets. In FY '07, 38% of our revenues were from approximately 100 countries outside the U.S., as compared to 29% and 27% in the prior two years.

Our Scotland-based Neogen Europe subsidiary has been a significant factor in this international growth, increasing approximately 26% in FY '07. Neogen Europe received the prestigious Queen's Award for its international growth, and also received the Annual U.S. British Consulate Award for firms that significantly contribute to furthering commerce between the U.K. and U.S. Our Scottish base helps us stay better attuned to the rapidly changing E.U. regulations, and their impact on companies exporting products to Europe.

BOTH DIVISIONS SOLID

Neogen manages its business as two divisions – Food Safety and Animal Safety. However, the distinction is often blurred as a significant portion of Animal Safety is simply Food Safety back inside the farm gate.


OPERATING INCOME
(DOLLARS IN THOUSANDS)
$15,000
12,000
9,000
6,000
3,000
0
2003
2004
2005
2006
2007

The Animal Safety group struggled with revenue growth at the beginning of the year, but recovered nicely to record a 12% sales increase in the fourth quarter and overall sales growth of 5% for the year.

The Animal Safety group is a player in the huge worldwide animal health market, but continues to focus on profitable niche markets. For example, our FY '07 revenues from drug residue tests were up solidly. Veterinary instruments sales increased approximately 10%. The division's best performance came from specialty veterinary instruments and needles. Neogen is the leading supplier of unique, highly detectable needles widely used in the pork industry to

RECD S.E.C.
SEP 1 3 2007
1086

ensure broken needles don't reach the dinner table. Neogen also has a close partnership with several large animal health firms to supply specialty vaccine delivery instruments.

FOOD SAFETY GROWTH OUTSTANDING

Neogen's Food Safety Division recorded an outstanding 35% sales increase in FY '07. A portion of the increase was due to acquired products, but the division turned in double-digit organic growth each quarter. Our sales of diagnostics to detect antibiotic residues in milk continued to increase worldwide. Since moving that business to the U.S. from Spain, we have produced over six million dairy antibiotic tests—enough to ensure the safety of about 50 billion gallons of milk worldwide.


STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)
$100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005
2006
2007

CONTINUED EFFICIENCY IMPROVEMENT

Neogen continues to invest in facilities and equipment to help drive increases in operating profit. For the past year, operating profits showed an increase of 25%, and we believe last year's investments will benefit future years as well.

During 2007, we relocated Centrus® operations we acquired from Eastman Chemical to Lansing. We are also in the process of moving Neogen's vaccine production from the leased facility in Tampa, Fla., to larger and more efficient facilities in Lansing. Near the end of '07, we installed automated equipment that allows us to produce as many AccuPoint disposable samplers in a normal one-shift, five-day work week as we had produced with three shifts working six days per week.

PRODUCT BREADTH GROWS

The breadth of food safety concerns has grown in recent years, and Neogen has continued to add products to meet industry needs. Neogen was among the first to develop diagnostic tests for natural toxins, and these products continued to grow in FY '07. The same is true for tests for pathogenic bacteria, which have expanded to include such foods as fresh-cut fruits and vegetables.

Neogen was the first to develop rapid tests for the detection of food allergens, another product line that experienced solid growth in FY '07. We also continue to expand our tests to detect drug residues in food animals as the concern gains more worldwide attention.

One of our fastest growing areas recently has been tests to monitor general sanitation. Our AccuPoint® product line provides food processors, food service establishments, and beverage companies an almost instant method to monitor general sanitation in processing equipment and water supplies. This product line showed a 40% increase in FY '07.

R&D IS SIGNIFICANT

In FY '07, Neogen made several moves to strengthen its R&D activities and product improvement efforts. These expenses were up approximately 10% primarily as a result of increased staffing.

During the year, we acquired a 55,000 square-foot facility at our Michigan campus that now houses our Center for Microbiological Excellence. We consolidated all R&D activities related to our dehydrated culture media products, rapid pathogen tests, and the new Soleris™ product line that detects spoilage organisms. This research staff will unite in a coordinated effort to expand Neogen's competitive position in microbiological solutions, and better utilize resources to develop new diagnostic products for producers of food animals. Separate R&D staffs are located in Lexington, Ky.; Ayr, Scotland; Randolph, Wisc.; and Lansing, Mich.

FUTURE IS BRIGHT

Neogen's future has perhaps never been brighter, and we are in a solid position to capitalize on our opportunities. The concern for safer food has never been greater. In part, this is due to the U.S. now importing about 13% of its food, and this percentage is growing—as is the demand for more testing at the point of origin.

During FY '07, Neogen did not make any acquisitions, focusing instead on the integration of earlier acquisitions and investments to improve operating efficiencies. However, we will be exploring acquisition opportunities in FY '08 that fit well within our mission and that are accretive at both the top and bottom lines. Neogen is well positioned to take advantage of these new opportunities with over $13 million in cash and a significant unused bank line of credit.

As Neogen's stock value continued to rise, our Board approved a stock dividend that was paid in newly issued common stock on Sept. 4, 2007. This 3-for-2 stock split will enhance the availability and liquidity of Neogen's shares, and at the same time, reward loyal long-term investors.

A lot of changes have occurred in the last 25 years, and we believe these changes have allowed Neogen to prosper. Neogen has attracted many good employees who have embraced change. This group of employees will continue to diligently look for, and incorporate changes in technology, that will provide our customers with quicker, easier, and less expensive solutions for food and animal safety.

James L. Herbert
Chairman & CEO

Lon M. Bohannon
President & COO



nniversaries by their nature are a time for reflection on the past and how far you've come. By any objective measure, Neogen's first 25 years have been truly remarkable.

Neogen has been a trail blazer in the evolution of food and animal safety by introducing innovative products, and providing unmatched service to help worldwide food and animal producers improve the safety of their products.

Neogen entered the field of emergent biotechnology in the early 1980s, and has since carved out profitable niche after profitable niche. The company's more than 56 profitable quarters from operations, and such acclaim as being named to NASDAQ's Global Select Market, five times to Forbes Magazine's *list of the 200 Best Small Companies in America, and three times to* Fortune Small Business' *list of the 100 fastest-growing, publicly-held small businesses in America, stand as clear evidence of its success.*

But, no matter how far Neogen has come, or how much has changed in the past 25 years, Neogen remains unchanged where it matters most. In 1982, Neogen had neither products nor sales, but it did have a vision firmly set on developing and marketing much-needed solutions for food and animal safety. In 2007, Neogen has hundreds of products and $86 million in sales, and the same mission of being firmly focused on leading the way in providing unique, value-driven products and services for worldwide food and animal safety.







DEDICATED TO FOOD AND ANIMAL SAFETY SINCE 1982

The world has changed in 25 years

In 1982, the world's population stood at 4.5 billion. Food was often consumed close to where it was produced. Individuals shouldered much of the responsibility for food safety concerns by safely storing, and thoroughly cleaning and cooking, their food items.

When an outbreak of foodborne contamination did occur, it was generally limited to the sphere of influence of an individual restaurant or local food supplier. Little was known about other foodborne threats such as those associated with natural toxins, food allergens, veterinary antibiotic residues, and other poor veterinary practices. Some concerns, such as genetically modified organisms or the intentional contamination of food to make a political statement, did not exist.

Today, the world's population has increased approximately 45% to 6.5 billion, and the food and agriculture industry has achieved incredible efficiencies to meet ever-escalating worldwide demand. Not only has industry's capacity increased tremendously, but industry has also taken more responsibility for food safety.

Complicating the issue is that many foods and animal feeds are now often sourced from distant locations and countries. Nevertheless, consumers demand safe food items for themselves and their pets, no matter the point of origin. Consumers want all of their food and feed supplies to achieve the highest possible safety standard, whether the food or feed was produced next door or in a faraway country with a drastically different food and animal safety environment.

Food and animal safety has changed in 25 years

Neogen's founders understood that rapid diagnostic tests for food producers and processors, and better products for use by farmers, ranchers, and veterinarians, presented significant business opportunities. In the 1980s new biotechnologies were being developed by researchers that could be adapted to help solve longstanding food and animal safety challenges.

Detecting mycotoxins



Neogen's first significant product line was rapid testing for the presence of mycotoxins—toxins that are by-products of a variety of molds that naturally occur in certain grains, nuts, and spices. Mycotoxins have been shown to have long-term adverse health effects in humans, and can kill livestock and pets if ingested in sufficient quantities.

Prior to Neogen's unique test kits for mycotoxins, researchers had to rely on cumbersome, lengthy laboratory tests that involved the use of hazardous materials and highly skilled personnel to detect the toxins. Because of the testing limitations, grain elevators and other processors had no effective means to ascertain whether or not the loads of grains that they were accepting into their facilities were contaminated.

Neogen promised, and delivered, an on-site test for the mycotoxin of greatest concern, aflatoxin, that just about anyone could perform, and return accurate results. Rapid, easy tests for other mycotoxins of concern soon followed.

Today Neogen offers tests for six mycotoxins in several different formats, including incredibly easy tests that function like home pregnancy stick tests, and can deliver definitive, easy-to-interpret results in as little as two minutes. The almost immediate results mean that grain elevator staff, and quality control personnel in the food and feed industries, can obtain results in minutes, and reject contaminated ingredients.

Outbreaks in recent years, including more than 100 human deaths in Kenya and the deaths of a large number of dogs around the world linked to outbreaks of aflatoxin, show that testing for mycotoxins remains as important as ever.



Detecting drug residues

Testing for veterinary antibiotic residues in milk and meat products, and performance-altering drugs in racing animals, have followed the same trend as testing for mycotoxins and other natural toxins. Testers had to rely on conventional laboratory methods that took days, and in many cases, food items were already shipped and consumed before the producer knew that the product was contaminated. Prize money may have already been awarded before it was determined that drug abuse was involved in racing events.

Today, Neogen's rapid tests, combined with pervasive worldwide regulations, help prevent milk contaminated with veterinary antibiotic residues from ever reaching the consumer. Using Neogen's simple BetaStar® test, a milk processor needs just a few minutes to determine if a potential incoming load of raw milk is contaminated with excessive levels of antibiotics. When combined with Neogen's AccuScan™ reader, BetaStar provides an extremely simple test with a permanent result that can satisfy the most stringent of regulatory requirements.

Neogen remains a worldwide leader in providing rapid drug residue tests to protect the integrity of animal racing, and ensure the safety of meat products. Neogen now has a vast array of approximately 100 drug residue tests used in food and animal safety markets, and also for certain research and forensic applications. When a food company recently had its pork product rejected for import by the Chinese government because of the presence of a veterinary drug, the company partnered with Neogen to help solve the problem.

Neogen is at the forefront of developing new tests to detect emergent drugs that may be used and abused throughout the world.



Detecting food allergens

Today's level of concern with food allergens, such as peanut, milk, and egg residues, simply didn't exist when Neogen was founded. The fact that a product not intended to contain milk, for example, actually contained trace amounts of allergenic milk proteins was not a major concern in the early 1980s, partially because fast, convenient and inexpensive means of detection did not exist at that time.

In the 1990s as researchers were gaining insight pertaining to the unintentional exposure of food allergic consumers to food allergens, Neogen developed the first commercially available rapid test for a food allergen.

With its first food allergen test, Neogen enabled the food industry to detect the unintended presence of peanut residues in products not labeled to contain peanuts. Neogen followed with additional food allergen tests, to eventually offer rapid, easy tests for seven different allergenic foods.

Detecting foodborne pathogens



Although the connection between certain dangerous bacteria and human illness had long been established before Neogen was founded, it was still quite popular in the 1980s for hamburgers to be served medium rare, and for eggs and other foods to be only moderately cooked. Today we understand the consequences of such practices, and the dangers of bacteria such as *E. coli*, *Salmonella*, and *Listeria*.

One of today's most dangerous foodborne pathogens, *E. coli* O157:H7, wasn't first described by the U.S. Centers for Disease Control and Prevention until five months after Neogen was founded. In those days, food was often shipped and consumed before food companies could receive the test results that the day's conventional laboratory plate-counting testing methods could provide.

Today, food producers and processors have an array of rapid bacterial test methods to help protect consumers—and their businesses. Neogen's Reveal® for *E. coli* O157:H7 remains a leader in testing for this harmful pathogen, with results in as little as 8 hours. The current speed of the tests enable processors to wait for results before shipping product to consumers. If a bacterial contamination problem exists, it can be stopped before it leaves the plant.

Recent pathogen outbreaks involving *Salmonella* in peanut butter, and *E. coli* in spinach and green onions, among others, point to the need for continued improvements in food processing and testing practices.

Future advancements in the testing for specific bacteria will hinge on a test method's ability to accurately detect smaller and smaller numbers of the target bacteria, and the ability of the test method's growth media to enhance the rapid growth of the target bacteria over other competitive organisms that may be in the test sample. Neogen has very active research and development programs working on the issue of detection while its Acumedia subsidiary is on the forefront of developing and optimizing growth media.

Detecting spoilage organisms

One microbiological discipline is detecting non-specific "indicator" microorganisms that are not necessarily dangerous, but could impact a product's quality or shelf-life. In years past, as with testing for specific pathogens, testers for indicator microorganisms (e.g., yeast and mold) had no other choice than to use conventional laboratory plate-counting test methods that could take several days.

Neogen's Soleris™ rapid optical microbial system significantly trims testing times, without sacrificing accuracy. For example, testers using Soleris can measure a sample's yeast and mold count in hours, compared to the five days for conventional methods. Similarly, Soleris can return an accurate total plate count in as little as 6 hours, whereas conventional methods often take 48 hours. New U.S. FDA regulations on the dietary supplement industry are expected to expand interest in the Soleris line. The new regulations require makers of dietary supplements (e.g., vitamins, minerals herbals, etc.) to meet purity and quality standards similar to those required of food and pharmaceutical producers.



The Soleris system also has been shown to be an effective tool to measure and ensure the level of probiotics being introduced into an increasing number of food items and drinks. Today's researchers are increasingly discovering the benefits of adding beneficial bacteria into such foods as yogurt and health drinks.


Propionibacterium Acnes,
Immunostimulant
EqStim®
ImmunoVet

Preventing, and lessening the impact of animal diseases

Neogen's new Center for Microbiological Excellence facility will also be the new home for the production of the company's animal vaccine, and Neogen's ImmunoRegulin® and EqStim® immunostimulants. ImmunoRegulin aids in the treatment of pyoderma in dogs, and EqStim continues to find applications beyond its longstanding use in the treatment of equine respiratory infections. Recent research shows the immunostimulant to be effective in treatment of breeding mares with persistent endometritis.

Sanitation monitoring

Continuously monitoring the effectiveness of the food and agriculture industry's sanitation efforts has increased dramatically since Neogen was founded. In the early 1980s, companies cleaned and sanitized their food contact areas and equipment as best they could, and called it good. Companies that did wish to monitor their sanitation efforts had to resort to conventional laboratory plate-counting technology that took days to produce results.


Accu

Today, Neogen's state-of-the-art AccuPoint® ATP Sanitation Monitoring System is quickly becoming the system of choice for sanitation monitoring. In about 10 seconds, a company can have an accurate result reflecting the cleanliness of an environmental contact surface. Contamination problems can be stopped before they start. Test results can be easily uploaded to a computer for simple trend analysis and traceability.

The simplicity and ease of use of Neogen's ATP monitoring system combined with the ruggedness of the AccuPoint reader make it a valuable tool throughout the food industry, including food service providers, caterers and grocery delis, and manufacturers of soft drinks and bottled water.

Controlling rodents

Although man's battle with rodents is seemingly endless, Neogen's Hacco® subsidiary is at the forefront of limiting rodents' adverse impact on the food production and agricultural industries. Rats and mice are a major economic threat around livestock facilities. They consume and contaminate feed, as well as spread disease. In years past, those wishing to employ rodent control programs were limited to a few choices, such as mechanical traps or a rodenticide containing an active ingredient often avoided by rodents after repeated exposure.


Ramik
mouser
RAT & MOUSE KILLER
Prebaited Box
Ran

Today, Hacco offers a wide variety of next-generation rodenticides featuring much more effective active ingredients, such as diphacinone and brodifacoum. Neogen's line of rodenticides target everything from the disease-carrying and unwanted mouse or rat in a house, to major outbreaks of voles that can destroy large quantities of valuable orchard and row crops.

Hacco is constantly working on refining manufacturing and bait formula techniques to better attract target rodents, and at the same time, minimize the potential impact on non-target animals.

Veterinary instruments



In many ways, the market for veterinary instruments has changed drastically since the 1980s. In years past, animals were produced in smaller numbers on smaller, and more segregated farms. Today's multi-national integrators produce animals on a much larger scale and overriding concerns of cross-contamination and broken needles in meat products have led to the use of more disposable products that are detectable via a metal detector, should they break.

Although veterinary instruments is a more mature market, Neogen's innovative marketing, manufacturing and packaging capability has contributed to solid year-after-year sales growth and led to new marketing partnerships with large animal health companies.

Controlling animal disease


Thiamine Hydrochloride
Cyanocobalamin 3000 mcg
Epinephrine 1:1000
Mannitol Injection 20%
NEOGEN

Historically, animal producers and consumers were not concerned with the presence of antibiotics or other medicines in animal products. Today, a growing concern for resistant strains of bacteria, and direct human health problems, has led to governmental regulation and restrictions on antibiotics in animal production.

To keep herds and flocks healthy, while protecting consumers, producers have improved animal management practices, and included veterinary supplements, electrolytes, and vitamins in an animal's diet. Healthy animals require less medication and are more resistant to disease. Neogen's topicals and disinfectants also play a significant role in improving both animal and food safety.


Ramik
green
Mini Bait Packs
KILLS RATS AND MICE
Fish Flavored Weather-Resistant Rodenticide
KEEP OUT OF REACH OF CHILDREN

In 1982, the food and animal safety environment was drastically different than it is today. Neogen anticipates no less of a change in the next 25 years. Whatever changes come, Neogen's mission is as timely and relevant today as it was 25 years ago. Neogen will continue to improve upon its leadership role in providing unsurpassed service and innovative solutions for food and animal safety.


25 years
NEOGEN®
CORPORATION

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. Neogen Corporation management does not provide forecasts of future financial performance. While management is optimistic about the Company's long-term prospects, historical financial information may not be indicative of future financial results.

Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, that could cause Neogen Corporation's results to differ materially from those indicated by such forward-looking statements, including those detailed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition, any forward-looking statements represent management's views only as of the day this Report on Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies reflect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is generally at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Accounts Receivable Allowance

Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information, such as changes in overall changes in customer credit and general credit conditions. Actual collections can differ from historical experience, and if economic or business conditions deteriorate significantly, adjustments to these reserves could be required.

Inventory

A reserve for obsolescence is established based on an analysis of the inventory taking into account the current condition of the asset as well as other known facts and future plans. The amount of reserve required to record inventory at lower of cost or market may be adjusted as conditions change. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Valuation of Intangible Assets and Goodwill

Management assesses goodwill and other non-amortizable intangible assets for possible impairment on no less often than an annual basis. This test was performed in the fourth quarter of fiscal 2007 and it was determined that no impairment exists. There was also no impairment indicated for 2006 or 2005. In the event of changes in circumstances that indicate the carrying value of these assets may not be recoverable, management will make an assessment at any time. Factors that could cause an impairment review to take place would include:

- Significant under performance relative to expected historical or projected future operating results.
- Significant changes in the use of acquired assets or strategy of the Company.
- Significant negative industry or economic trends.

When management determines that the carrying value of intangible assets may not be recoverable based on the existence of one or more of the above indicators of impairment, the carrying value of the reporting unit's net assets is compared to the projected discounted cash flows of the reporting unit using a discount rate commensurate with the risk inherent in the Company's current business model. If the carrying amounts of these assets are not recoverable based upon a discounted cash flow analysis, such assets are reduced by the estimated shortfall of fair value to recorded value. Changes to the discount rate or projected cash flows used in the analysis can have a significant impact on the results of the impairment test.

Stock Options

At May 31, 2007, the Company had stock option plans, which are described more fully in Note 7. Effective June 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (revised), Share-Based Payment. The revised Statement requires companies to measure the cost of employee stock options based on the grant-date fair value and recognize that cost over the period during which a recipient is required to provide services in exchange for the options, typically the vesting period. The Company adopted the provisions of the revised Statement using the modified-retrospective transition method provided in the revised Statement. Under this method, the Company restated all prior periods presented on a consistent basis, based on the pro forma expense previously disclosed.

Prior to the adoption of the revised Statement, the Company presented all of the income tax benefits resulting from the exercise of stock options as cash flows provided by operating activities in the consolidated statements of cash flows. The revised Statement requires the income tax benefit from deductions, resulting from the exercise of stock options, in excess of the compensation cost recognized (excess income tax benefit) to be classified as cash flows provided by financing activities. Excess income tax benefit from exercise of stock options reported as cash flows provided by financing activities for the years ended May 31, 2006 and 2005, respectively, would have been classified as cash flows provided by operating activities if the Company had not adopted the provisions of the revised Statement.

RESULTS OF OPERATIONS

Executive Overview

On an overall basis, the 2007 fiscal year had a 19% revenue increase in comparison with the fiscal year ended May 31, 2006, as a result of revenue increases and operating improvements in both of the Company's operating segments. A portion of the revenue increases came from the Company's December 2005 acquisition of the dairy antibiotic testing business of UCB and from the February 2006 acquisition of Centrus International Inc. Revenue from continuing product sales increased by 9%. This continuing product growth came as a result of the further implementation of sales and marketing plans and continuing recognition of the ease of use and beneficial results from the Company's products. Gross margins increased by 60 basis points to 52% for the year and net income was up 30% to $9,125,000. These increases resulted principally due to sales gains translating to higher percentage increases in gross margins and net income, changes in product mix, the current year effect of reorganizations completed in past years and continued strong control of costs. Operating expenses remained at 36% in fiscal 2007.

REVENUES

	Twelve Months Ended				
(dollars in thousands)	**May 31, 2007**	**Increase**	May 31, 2006	Increase	May 31, 2005
Food Safety:					
Natural Toxins, Allergens & Drug Residues	**$ 25,090**	**51%**	$ 16,633	51%	$ 10,982
Bacterial & General Sanitation	**13,250**	**31%**	10,115	2%	9,943
Dry Culture Media & Other	**8,616**	**5%**	8,203	13%	7,231
	$ 46,956	**34%**	$ 34,951	24%	$ 28,156
Animal Safety:					
Life Sciences & Other	**$ 4,863**	**7%**	$ 4,553	5%	$ 4,331
Vaccine	**2,997**	**6%**	2,837	11%	2,564
Rodenticides & Disinfectants	**10,926**	**3%**	10,651	7%	9,941
Veterinary Instruments & Other	**20,396**	**5%**	19,441	9%	17,764
	$ 39,182	**5%**	$ 37,482	8%	$ 34,600
Total Revenues	**$ 86,138**	**19%**	$ 72,433	15%	$ 62,756

Within the Food Safety Segment, Natural Toxins, Allergens and Drug Residue sales were up 51% in fiscal year 2007 in comparison with sales in 2006 following a similar 51% increase in the prior year. A significant portion of the gain in this category in both years resulted from sales of products acquired in December 2005. Exclusive of the dairy antibiotic testing products, Natural Toxins and Allergens revenues increased by 16% in comparison with the 2006 fiscal year and 18% in the 2006 fiscal year comparison with the 2005 fiscal year. Increases in diagnostic test kit sales to detect naturally occurring toxins such as aflatoxin continue to be realized due to superior technologies and marketing by the Company. Sales of food allergen test kits to detect the presence of harmful allergens increased in part because of the implementation of new labeling regulations in January 2006. The growth in this area is fueled by public and producer recognition of this food safety threat.

Sales of Bacterial and General Sanitation products, including the sales of products contributed by the acquisition of Centrus International in February 2006, increased by 31% in fiscal year 2007 in comparison with fiscal 2006 and increased by 2% from fiscal year 2005 to 2006. Sales of the AccuPoint ATP general sanitation test continued to gain momentum domestically and internationally throughout fiscal year 2007 and 2006 following a move from an outside supplier of ATP product to a more user friendly and stable internally produced product with improved margins. Sales of diagnostic tests for the detection of bacteria did not increase as much as a result of newer competition and some pricing erosion in the marketplace. The Centrus acquisition added 3% to sales increases of existing products in fiscal year 2007.

Dehydrated culture media and other sales increased by 5% in 2007 and by 13% in 2006 primarily as a result of increased market penetration both domestically and internationally. The Company's focus on customer service and resolution of customer operating problems has resulted in sales increases in each fiscal year.

Within the Animal Safety Segment, sales of life science and other products increased by 7% in fiscal year 2007 in comparison with 2006 and by 5% in 2006 in comparison with the 2005 fiscal year. Sales of forensic drug tests, TMB Substrates and diagnostic research kits each contributed to the sales growth as the Company continues to add business from the existing customer base as well as by adding new customers.

Vaccine product sales increased by 6% in 2007 in comparison with 2006 and by 11% in fiscal 2006 in comparison with 2005, fueled by strong increases in sales in international markets and due to the addition of new channel partners.

Sales of Hacco rodenticides and Hess and Clark disinfectants increased 3% in fiscal year 2007 following a 7% increase in fiscal 2006. Rodenticide revenue increases in 2007 and 2006 are due to increased market penetration with OEM customers and added international sales. In general, mild weather conditions have led to fewer infestations in 2007 and 2006.

Veterinary instruments and other sales increased in 2007 by 5% and increased by 9% in 2006. Fiscal year 2007 increases of 25% in Ideal Instrument veterinary products were broad based but were offset by declines in revenues related to equine supplements, certain wound care and other products. In 2006 increases were driven by 9% increase in sales of veterinary instruments.

COST OF GOODS SOLD

(dollars in thousands)	**2007**	**Increase**	2006	Increase	2005
Cost of Goods Sold	**$ 41,575**	**17%**	$ 35,427	10%	$ 32,153

Cost of goods sold increased by 17% in 2007 and by 10% in 2006 in comparison with the prior year. This compares against a 19% increase in revenues in 2007 and a 15% increase in revenues in 2006. Expressed as a percentage of revenues, cost of goods sold was 48%, 49% and 51% in 2007, 2006, and 2005 respectively. Overall margins in 2005 were affected negatively by costs related to relocation of operating facilities in Chicago and Baltimore to Lansing and Lexington.

Food Safety gross margins were 60%, 59% and 57% in 2007, 2006 and 2005, respectively. Changes in margins between periods relate primarily to changes in product mix. In fiscal 2005, the Company increased overhead costs related to the new diagnostic manufacturing facility and the new ATP product introduction that adversely affected gross margins. Margins in 2005 were also adversely affected by the cost of moving the Company's Acumedia unit and the start up costs of the new facility in Lansing. Food Safety margins sequentially increased during the 2005 fiscal year and more fully during the 2006 and 2007 fiscal years as the effects of efficiencies resulting from investments in manufacturing facilities and the ATP change to manufacture this product internally began to be realized.

Animal Safety gross margins were 41%, 43% and 42% in 2007, 2006 and 2005, respectively. Changes in margins between periods relate primarily to product mix.

OPERATING EXPENSES

(dollars in thousands)	**2007**	**Increase**	2006	Increase	2005
Operating Expenses:					
Sales and Marketing	**$ 18,463**	**17%**	$ 15,799	17%	$ 13,484
General and Administrative	**9,301**	**25%**	7,414	7%	6,938
Research and Development	**3,295**	**10%**	2,988	9%	2,729

Sales and marketing expense categories increased by 17% in both 2007 and 2006 as compared with the prior year. As a percentage of sales, sales and marketing expense was substantially unchanged when the years are compared. Management plans to continue to expand the Company's sales and marketing efforts both domestically and internationally in the future and currently expects related expenses to remain between 20% and 25% expressed as a percentage of sales.

General and administrative expenses increased by 25% in 2007 and by 7% in 2006. These expenses have remained between 10% and 11% over the past three fiscal years. Increases in 2006 resulted primarily from the acquisitions as well as due to increased levels of operations. Increases in 2007 were related to litigation costs surrounding the Company's detectable needle and added amortization related to business acquired. In addition, the increase was due to costs to relocate the Tampa production facility and normal costs related to growth. In general these expenses do not vary as much with sales as compared to many other Company expenses.

Research and development expenses increased by 10% in comparison with 2006 and by 9% in 2006 in comparison with 2005. As a percentage of revenue these expenses were 4% in each of the years ended May 31, 2007, 2006 and 2005 respectively. Although some fluctuation in research and development expenses will occur, management expects research and development expenses to approximate 4% to 6% of revenues over time. These expenses approximate 8% to 10% of revenues from products and product lines that are supported by research and development. Certain Company products require relatively less in research and development expenses.

OPERATING INCOME

(dollars in thousands)	**2007**	**Increase**	2006	Increase	2005
Operating Income	**$ 13,504**	**25%**	$ 10,805	45%	$ 7,452

During fiscal year 2007 and 2006, the Company's operating income increased by 25% and 45%. As a percentage of revenues it was 16%, 15% and 12% in 2007, 2006 and 2005 respectively. The Company has been successful in improving its operating income in 2007 and 2006 from the positive effects of restructurings in 2005 and 2004, economies of scale and the effects of new acquisitions.

OTHER INCOME (NET)

(dollars in thousands)	**2007**	**Increase**	2006	(Decrease)	2005
Other Income - Interest and Other (Net)	**$ 371**	**706%**	$ 46	(69%)	$ 147

Other income increased by 706% in comparison with 2006 and decreased by 69% in 2006 in comparison with 2005. Interest revenue and expense is a result of the Company's cash versus debt position in the periods. Debt exceeded interest earning assets in fiscal 2005 and 2006. Investment earnings were $373,000 in fiscal 2007. In 2006 and 2005, the Company recognized grant income of $250,000 in each year related to a grant from governmental units.

FEDERAL AND STATE INCOME TAXES

(dollars in thousands)	**2007**	**Increase**	2006	Increase	2005
Federal and State Income Taxes	**$ 4,750**	**24%**	$ 3,822	43%	$ 2,670

Federal and state income tax rates used in the computation of income tax expense in the periods remained comparable to those in the prior year. Expressed as a percentage of income before tax, such rates were 34% in 2007, and 35% in 2006 and 2005. In major part, the change in percentage taxes paid resulted from changes in profitability of individual operating units and state tax credits awarded and recognized in any given year.

NET INCOME AND NET INCOME PER SHARE

(dollars in thousands-except per share data)	2007	Increase	2006	Increase	2005
Net Income	**$ 9,125**	**30%**	$ 7,029	43%	$ 4,929
Net Income Per Share-Basic	**$ .99**		$ .85		$ .61
Net Income Per Share-Diluted	**$ .97**		$ .83		$ .59

Net income and net income per share increased by 30% in 2007 and 43% in 2006 in comparison with the prior year. As a percentage of revenue, net income was 11%, 10% and 8% in 2007, 2006 and 2005 respectively.

FUTURE OPERATING RESULTS

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business in the future depends upon its ability to successfully implement various strategies, including:

- developing, manufacturing and marketing new products with new features and capabilities;
- expanding the Company's markets by fostering increased use of Company products by customers;
- strengthening sales and marketing activities in geographies outside of the U.S.;
- developing and implementing new technology development strategies; and
- identifying and completing acquisitions that enhance existing businesses or create new business areas.

FINANCIAL CONDITION AND LIQUIDITY

On May 31, 2007, the Company had $13,424,000 in cash and cash equivalents, working capital of $41,060,000 and stockholders' equity of $91,945,000. In addition to cash and security balances, a bank line with unused borrowings of $10,000,000 was available if necessary to support ongoing operations or to make acquisitions.

Cash and cash equivalents increased $11,465,000 during 2007. Cash provided from operations was $10,158,000 and stock sales provided an additional $15,736,000 of cash. Additions to property and equipment and other non-current assets used cash of $4,704,000 and the repayment of bank debt used $9,955,000.

Accounts receivable increased $1,798,000 or 14% when compared to May 31, 2006. This resulted from increased sales. Days sales outstanding decreased from 56 days at May 31, 2006 to 54 days at May 31, 2007.

Inventory levels increased 8% or $1,490,000 in 2007 as compared to 2006. The Company maintains sufficient levels of inventory to assure that customer demands can be met on a timely basis. Increases are proportionate with increases in sales.

Acquisitions of long-lived assets totaled $4,704,000 and resulted from purchases and renovations of new manufacturing facilities and equipment for the Food Safety segment and other expenditures during the year.

On June 2, 2006, the Company announced that it had completed an offering of 800,000 shares of common stock, of which 650,000 were sold by the Company and 150,000 were sold by two members of management, for an aggregate purchase price of approximately $16.0 million. The net proceeds of the offering to the Company were approximately $12.2 million after deducting the placement agency fees and offering expenses that were payable by the Company. The Company did not receive any proceeds from the sale of the shares by the Selling Stockholders. Proceeds were used to repay the Company's borrowings and add to working capital.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations due by period:

(in thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ –	$ –	$ –	$ –	$ –
Operating Leases	518,000	288,000	230,000	–	–
Unconditional Purchase Obligations	8,291,000	8,291,000	–	–	–
	$ 8,809,000	$ 8,579,000	$ 230,000	$ –	$ –

Neogen has been profitable from operations for its last 57 quarters and has generated positive cash flow from operations during the period. However, the Company's current funds may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to or may choose to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its results of operations or financial position.

NEW ACCOUNTING PRONOUNCEMENTS

See discussion of any New Accounting Pronouncements in Note 1 to Consolidated Financial Statements.

Neogen Corporation and Subsidiaries: Consolidated Balance Sheets

May 31,	2007	2006 (Restated)
Assets		
Current Assets		
Cash and cash equivalents	**$ 13,424,000**	$ 1,959,000
Accounts receivable, less allowance of $500,000 and $530,000	**14,914,000**	13,116,000
Inventories	**19,116,000**	17,626,000
Deferred income taxes	**787,000**	1,264,000
Prepaid expenses and other current assets	**2,857,000**	2,304,000
Total Current Assets	**51,098,000**	36,269,000
Property and Equipment		
Land and improvements	**1,057,000**	970,000
Buildings and improvements	**10,196,000**	9,403,000
Machinery and equipment	**14,000,000**	11,159,000
Furniture and fixtures	**745,000**	606,000
	25,998,000	22,138,000
Less accumulated depreciation	**(9,596,000)**	(7,883,000)
Net Property and Equipment	**16,402,000**	14,255,000
Other Assets		
Goodwill	**24,448,000**	28,937,000
Other non-amortizable intangible assets	**3,181,000**	2,076,000
Customer based intangibles, net of accumulated amortization of $1,215,000 and $639,000	**6,182,000**	5,049,000
Other non-current assets, net of accumulated amortization of $1,290,000 and $924,000	**3,973,000**	1,704,000
Total Other Assets	**37,784,000**	37,766,000
	$ 105,284,000	$ 88,290,000

May 31,	2007	2006 (Restated)
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 4,507,000**	$ 2,832,000
Accruals		
Compensation and benefits	**1,737,000**	1,642,000
Federal income taxes	**1,377,000**	876,000
Other	**2,417,000**	4,667,000
Total Current Liabilities	**10,038,000**	10,017,000
Long-Term Debt	–	9,955,000
Deferred Income Taxes	**1,441,000**	1,105,000
Other Long-Term Liabilities	**1,860,000**	1,789,000
Total Liabilities	**13,339,000**	22,866,000
Stockholders' Equity		
Preferred stock, $1.00 par value - shares authorized 100,000; none issued and outstanding	–	–
Common stock, $0.16 par value - shares authorized 20,000,000; 9,347,204 and 8,310,624 shares issued and outstanding	**1,496,000**	1,330,000
Additional paid-in capital	**52,446,000**	35,517,000
Accumulated other comprehensive income	**386,000**	85,000
Retained earnings	**37,617,000**	28,492,000
Total Stockholders' Equity	**91,945,000**	65,424,000
	$ 105,284,000	$ 88,290,000

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF INCOME

Year Ended May 31	2007	2006 (Restated)	2005 (Restated)
Net Sales	**$ 86,138,000**	$ 72,433,000	$ 62,756,000
Cost of Goods Sold	**41,575,000**	35,427,000	32,153,000
Gross Margin	**44,563,000**	37,006,000	30,603,000
Operating Expenses			
Sales and marketing	**18,463,000**	15,799,000	13,484,000
General and administrative	**9,301,000**	7,414,000	6,938,000
Research and development	**3,295,000**	2,988,000	2,729,000
	31,059,000	26,201,000	23,151,000
Operating Income	**13,504,000**	10,805,000	7,452,000
Other Income (Expense)			
Interest income	**373,000**	80,000	7,000
Interest expense	**(15,000)**	(283,000)	(83,000)
Grant income and other	**13,000**	249,000	223,000
	371,000	46,000	147,000
Income Before Income Taxes	**13,875,000**	10,851,000	7,599,000
Income Taxes	**4,750,000**	3,822,000	2,670,000
Net Income	**$ 9,125,000**	$ 7,029,000	$ 4,929,000
Net Income Per Share			
Basic	**$ .99**	$ .85	$ .61
Diluted	**$ .97**	$ .83	$ .59

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in capital	Other[1]	Retained Earnings	Total Stockholders' Earnings
	Shares	Amount				
Balance, June 1, 2004, as Restated	8,010,222	$ 1,282,000	$ 32,702,000	$ 99,000	$16,534,000	$ 50,617,000
Exercise of options and warrants, net of share based compensation, including $330,000 income tax benefit	149,816	24,000	1,117,000			1,141,000
Issuance of warrants			55,000			55,000
Issuance of shares under Employee Stock Purchase Plan	6,895	1,000	100,000			101,000
Repurchase of common stock	(19,922)	(3,000)	(254,000)			(257,000)
Comprehensive income:						
Net income for 2005 (restated)					4,929,000	4,929,000
Foreign currency translation adjustments				37,000		37,000
Total comprehensive income						4,966,000
Balance, May 31, 2005, as Restated	8,147,011	1,304,000	33,720,000	136,000	21,463,000	56,623,000
Exercise of options and warrants, net of share based compensation, including $328,000 income tax benefit	154,786	25,000	1,626,000			1,651,000
Issuance of warrants			51,000			51,000
Issuance of shares under Employee Stock Purchase Plan	10,865	2,000	148,000			150,000
Repurchase of common stock	(2,038)	(1,000)	(28,000)			(29,000)
Comprehensive income:						
Net income for 2006 (restated)					7,029,000	7,029,000
Foreign currency translation adjustments				(51,000)		(51,000)
Total comprehensive income						6,978,000
Balance, May 31, 2006, as Restated	8,310,624	1,330,000	35,517,000	85,000	28,492,000	65,424,000
Issuance of Common Stock	650,000	104,000	12,890,000			12,994,000
Exercise of options and warrants, net of share based compensation, including $460,000 income tax benefit	377,057	60,000	3,789,000			3,849,000
Issuance of warrants			66,000			66,000
Issuance of shares under Employee Stock Purchase Plan	9,523	2,000	184,000			186,000
Comprehensive income:						
Net income for 2007					9,125,000	9,125,000
Foreign currency translation adjustments				301,000		301,000
Total comprehensive income						9,426,000
Balance, May 31, 2007	**9,347,204**	**$ 1,496,000**	**$ 52,446,000**	**$ 386,000**	**$ 37,617,000**	**$ 91,945,000**

See accompanying notes to consolidated financial statements.

[1]Other represents accumulated other comprehensive income

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended May 31		
	2007	2006 (Restated)	2005 (Restated)
Cash Flows From Operating Activities			
Net income	**$ 9,125,000**	$ 7,029,000	$ 4,929,000
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation and amortization	**2,840,000**	2,417,000	1,703,000
Deferred income taxes	**813,000**	485,000	309,000
Share based compensation	**1,293,000**	1,240,000	1,317,000
Excess income tax benefit from the exercise of stock options	**(460,000)**	(328,000)	(330,000)
Other	**367,000**	-	92,000
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	**(1,798,000)**	(1,346,000)	(545,000)
Inventories	**(1,490,000)**	(671,000)	(1,331,000)
Prepaid expenses and other current assets	**(553,000)**	(930,000)	256,000
Accounts payable	**1,675,000**	90,000	(715,000)
Accruals and other changes	**(1,654,000)**	3,573,000	855,000
Net Cash From Operating Activities	**10,158,000**	11,559,000	6,540,000
Cash Flows Used In Investing Activities			
Purchases of property, equipment and other noncurrent assets	**(4,704,000)**	(2,692,000)	(2,688,000)
Business and product line acquisitions, net of cash acquired	**-**	(20,658,000)	(874,000)
Net Cash Used In Investing Activities	**(4,704,000)**	(23,350,000)	(3,562,000)
Cash Flows From (Used In) Financing Activities			
Net proceeds from issuance of common stock	**12,994,000**	-	-
Exercise of options	**2,441,000**	1,524,000	875,000
Repurchase of common stock	**-**	(29,000)	(257,000)
Proceeds from long-term debt	**-**	14,640,000	-
Payments on long-term debt	**(9,955,000)**	(4,685,000)	(3,900,000)
Excess income tax benefit from the exercise of stock options	**460,000**	328,000	330,000
Increase in other long-term liabilities	**71,000**	-	250,000
Net Cash From (Used In) Financing Activities	**6,011,000**	11,778,000	(2,702,000)
Net Increase (Decrease) In Cash	**11,465,000**	(13,000)	276,000
Cash and cash equivalents at beginning of year	**1,959,000**	1,972,000	1,696,000
Cash and cash equivalents at end of year	**$ 13,424,000**	$ 1,959,000	$ 1,972,000
Supplemental Cash Flow Information			
Income taxes paid, net of refunds	**$ 3,295,000**	$ 1,194,000	$ 2,249,000
Interest paid	**$ 15,000**	$ 283,000	$ 53,000

See accompanying notes to consolidated financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Neogen Corporation develops, manufactures, and sells a diverse line of products dedicated to food safety testing and animal health applications.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation and its subsidiaries all of which are wholly owned (collectively, the Company).

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income represents net income and any revenues, expenses, gains and losses that, under U.S. generally accepted accounting principles, are excluded from net income and recognized directly as a component of stockholders' equity. Accumulated other comprehensive income consists solely of foreign currency translation adjustments.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. During the year ended May 31, 2007, one Food Safety distributor customer had revenues of 11.8%. No other customer had revenues in excess of 10%. No single customer accounted for more than 10% of accounts receivable at May 31, 2007 and 2006.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including accounts receivable, accounts payable, accrued expenses and long-term debt approximate fair value based on either their short maturity or current terms for similar instruments.

Cash and Cash Equivalents

Cash and cash equivalents are used to support current operations and may be invested to take advantage of short-term investment opportunities. The Company invests in only high quality, short-term investments with original maturity dates of less than 90 days. These securities are considered to be available-for-sale marketable securities. However, there were no significant differences between cost and estimated fair market value at May 31, 2007 and 2006. Additionally, since investments are short-term and carried to maturity, there were no realized gains and losses in 2007, 2006 or 2005. At May 31, 2007 cash equivalents included short term high grade commercial paper and amounted to $11,400,000 and $150,000 at May 31, 2007 and 2006 respectively.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories were as follows:

	2007	2006
Raw materials	**$ 7,884,000**	$ 8,033,000
Work-in-process	**390,000**	411,000
Finished goods	**10,842,000**	9,182,000
	$ 19,116,000	$ 17,626,000

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which are generally seven to thirty-nine years for buildings and improvements and three to five years for furniture, machinery and equipment. Depreciation expense was $1,901,000, $1,779,000 and $1,444,000 in 2007, 2006 and 2005, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets include customer relationships trademarks, licenses, trade names and patents. Amortizable intangible assets are amortized on either an accelerated or a straight-line basis over five to twenty years. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are deemed to be less than fair value based upon a discounted cash flow analysis, such assets are reduced to their estimated fair value.

Long-lived Assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Impairment is first evaluated by comparing the carrying value of the long-lived assets to undiscounted future cash flows over the remaining useful life of the assets. If the undiscounted cash flows are less than the carrying value of the assets, the fair value of the long-lived assets is determined, and if lower, than the carrying value, impairment is recorded.

Reclassification

Certain amounts in the 2006 and 2005 financial statements have been reclassified to conform to the 2007 presentation.

Stock Options

At May 31, 2007, the Company had stock option plans, which are described more fully in Note 7. Effective June 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (revised), Share-Based Payment. The revised Statement requires companies to measure the cost of employee stock options based on the grant-date fair value and recognize that cost over the period during which a recipient is required to provide services in exchange for the options, typically the vesting period. The Company adopted the provisions of the revised Statement using the modified-retrospective transition method provided in the revised Statement. Under this method, the Company restated all prior periods presented on a consistent basis, based on the pro forma expense previously disclosed.

As a result of the adoption of the revised Statement, the Company's operating income for the years ended May 31, 2007, 2006 and 2005 was reduced by $1,293,000, $1,240,000 and $1,317,000 respectively, and the Company's net earnings for the same periods were reduced by $833,000, $913,000 and $987,000 respectively. Basic and diluted net earnings per share for the years ended May 31, 2007, 2006 and 2005 were reduced by $.09, $.09 and $.11, respectively. In addition, prior period balance sheets were adjusted to reflect the cumulative impact of stock option compensation expense and stock option exercise activity as required by the modified-retrospective transition method. Such restatements resulted in additional deferred tax assets and changes in stockholder equity of $877,000 and $876,000 at May 31, 2006 and $753,000 and $1,788,000 at May 31, 2005, respectively.

Prior to the adoption of the revised Statement, the Company presented all of the income tax benefits resulting from the exercise of stock options as cash flows provided by operating activities in the consolidated statements of cash flows. The revised Statement requires the income tax benefit from deductions, resulting from the exercise of stock options, in excess of the compensation cost recognized (excess income tax benefit) to be classified as cash flows provided by financing activities. Excess income tax benefit from exercise of stock options reported as cash flows provided by financing activities for the years ended May 31, 2006 and 2005, respectively, would have been classified as cash flows provided by operating activities if the Company had not adopted the provisions of the revised Statement.

The weighted-average fair value per share of options granted during 2007, 2006 and 2005, estimated on the date of grant using the Black-Scholes option pricing model, was $8.53, $6.37 and $6.06, respectively. The fair value of options granted was estimated using the following weighted-average assumptions:

	2007	2006	2005
Risk-free interest rate	**4.7%**	4.9%	3.25%
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**46.5%**	44.5%	44.5%
Expected option life	**4.0 years**	4.0 years	4.0 years

The risk-free interest rate for periods within the expected life of options granted is based on the United States Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options granted are expected to be outstanding, is based on historical option exercise and employee termination data. The Company recognizes the cost of stock options using the straight-line method over their vesting periods.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which generally is at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Shipping and Handling Costs

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as sales, while the related expenses incurred by the Company are recorded in sales and marketing expense and totaled $3,426,000, $3,223,000 and $2,649,000 in 2007, 2006 and 2005, respectively.

Research and Development

Research and development expenditures are charged to operations as incurred.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense represents the change in net deferred income tax assets and liabilities during the year.

No provision has been made for United States federal income taxes that may result from future remittances of the undistributed earnings of Neogen Europe, Ltd. Because it is expected that such earnings will be reinvested overseas indefinitely.

Advertising Costs

Advertising costs are expensed as incurred and totaled $393,000, $364,000 and $264,000 in 2007, 2006, 2005, respectively.

Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding. The Company's dilutive potential common shares outstanding during the years result entirely from dilutive stock options and warrants. The following table presents the net income per share calculations:

Year ended May 31,	**2007**	2006 (Restated)	2005 (Restated)
Numerator for basic and diluted net income per share			
Net income	**$ 9,125,000**	$ 7,029,000	$ 4,929,000
Denominator			
Denominator for basic net income per share weighted average shares	**9,194,000**	8,247,000	8,097,000
Effect of dilutive stock options and warrants	**247,000**	210,000	257,000
Denominator for diluted net income per share	**9,441,000**	8,457,000	8,354,000
Net income per share			
Basic	**$ .99**	$ .85	$ .61
Diluted	**$ .97**	$ .83	$ .59

In 2006 and 2005, approximately 100,000 options were excluded from the computations of net income per share as the result of option prices exceeding the average market price of the common shares. No options were excluded in 2007.

New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in their financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not believe the effect of this interpretation will materially effect its financial statements.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that the Company evaluate these intangibles for impairment on an annual basis. Management has completed the required annual impairment tests of goodwill and intangible assets with indefinite lives as prescribed by SFAS No. 142 as of the first day of the fourth quarter of 2007 and determined that recorded amounts were not impaired and that no write-down was necessary.

The following table summarizes goodwill by business segment:

	Food Safety	Animal Safety
Balance, June 1, 2005	$ 6,548,000	$ 12,051,000
Goodwill acquired	10,338,000	–
Balance, May 31, 2006	16,886,000	12,051,000
Goodwill acquisition valuation adjustments	(4,489,000)	–
Balance, May 31, 2007	**$ 12,397,000**	**$ 12,051,000**

Non-amortizable intangible assets include licenses of $377,000, trademarks of $1,587,000, and customer relationship intangibles of $1,224,000.

Other amortizable intangible assets consisted of the following and are included in customer based intangible and other noncurrent assets within the consolidated balance sheets:

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 1,172,000	$ 391,000	$ 781,000
Covenants not to compete	260,000	233,000	27,000
Patents	491,000	300,000	191,000
Customer relationship intangibles	5,688,000	639,000	5,049,000
Balance, May 31, 2006	$ 7,611,000	$ 1,563,000	$ 6,048,000
Licenses	$ 1,117,000	$ 482,000	$ 635,000
Covenants not to compete	260,000	249,000	11,000
Patents	2,622,000	559,000	2,063,000
Customer relationship intangibles	7,397,000	1,215,000	6,182,000
Balance, May 31, 2007	**$ 11,396,000**	**$ 2,505,000**	**$ 8,891,000**

Amortization expense for other intangibles totaled $939,000, $638,000 and $259,000 in 2007, 2006 and 2005, respectively. The estimated amortization expense for each of the five succeeding years is as follows: $1,062,000 in 2008, $1,011,000 in 2009, $938,000 in 2010, $892,000 in 2011, and $850,000 in 2012. The other amortizable intangible assets useful lives are 5 to 20 years for licenses, 5 years for covenants not to compete, 5 to 17 years for patents, and 12 to 20 years for customer relationship intangibles.

3. BUSINESS AND PRODUCT LINE ACQUISITIONS

The Consolidated Statements of Income reflect the results of operations for business and product line acquisitions since the respective dates of purchase. All are accounted for using the purchase method.

As of October 1, 2004, Neogen Europe, Ltd., the Company's subsidiary in Scotland, UK, acquired the distribution business of BiologischeAnalysensysteme GmbH (BAG), a privately held company based in Lich, Germany. BAG was a distributor of Neogen Corporation's products in Germany. BAG's revenues in the 12 months ended September 30, 2004 were approximately $600,000. Consideration for the acquisition was cash of $448,000. The allocation of the purchase price included inventory of $68,000, equipment of $21,000 and customer based intangibles of $359,000. As of October 1, 2005 the Company made a second payment of $180,000 related to the revenues of BAG in the first year following the acquisition. The acquisition is expected to improve distribution of the Company's products in Germany and is included in the Company's Food Safety segment.

On October 13, 2004, the Company acquired the UriCon product line of Animal Health Ventures, Inc., a privately held company.

UriCon is a product used for the treatment of urinary incontinence in dogs. Consideration for the purchase was cash of $200,000. The allocation of the purchase price included inventory of $23,000 and intangibles of $177,000. The acquisition adds to the Company's product lines directed toward the treatment of medical disorders in companion animals and is included in the Company's Animal Safety segment.

On December 19, 2005, Neogen Corporation purchased certain assets of the dairy antibiotics business of UCB FD Bioproducts, a division of Belgium based UCB Group. Consideration for the sale, including transaction costs of $500,000, was $17,100,000 in cash, and post closing adjustments. The allocation of the purchase price, included $1,000,000 of accounts receivable, $2,900,000 of inventory, $1,200,000 of fixed assets, $4,600,000 of goodwill and $7,400,000 of other intangibles. Other intangibles include $6,400,000 of amortizable assets (distributor agreement and acquired patents) that have been assigned nine to eleven year lives. The dairy antibiotic business is believed to be a strong synergistic fit into Neogen's overall strategy of providing food and animal safety solutions. Intangible assets in this transaction are expected to be deducted for tax purposes as amortized. During the third quarter of fiscal 2007 the Company completed the allocation of the purchase price to the individual assets acquired and liabilities assumed, of UCB FD Bioproducts, which resulted in an increase of $1,000,000 and $1,950,000 to other nonamortizable assets and other non-current assets, respectively on the consolidated balance sheet and a decrease of $2,786,000 to goodwill compared to amounts reported as of May 31, 2006. The goodwill, along with the other assets and liabilities of UCB FD Bioproducts, are included in the Company's Food Safety segment.

Unaudited pro forma financial information, as if the acquisition of the dairy antibiotics business had taken place on June 1, 2004 is as follows:

Years Ended May 31,	2006 (Restated)	2005 (Restated)
Revenue	$ 76,828,000	$ 71,958,000
Net Income	6,947,000	6,036,000
Diluted net income per share	$ .84	$ .73

On February 17, 2006, Neogen Corporation purchased the common stock of Centrus International, Inc., a wholly owned subsidiary of Eastman Chemical Company, of Kingsport, Tennessee. Consideration consisted of $3,300,000 in cash. The allocation of the purchase price included accounts receivable of $280,000, inventory of $270,000, fixed assets of $180,000, $860,000 of goodwill and $1,740,000 of other intangibles. Other intangibles include $1,640,000 of amortizable assets (customer based intangible and acquired patents) that have been assigned thirteen to fifteen year lives and deferred tax assets of $300,000 related to net operating loss carry forwards and assumed liabilities of $330,000. Centrus produces Soleris™, a user-friendly, rapid optical testing system that accurately detects microbial contamination and represents a synergistic fit with Neogen's Food Safety solutions. Centrus unaudited sales in the 12 month period ended December 31, 2005 (prior to the acquisition) were $2,800,000. Intangible assets in this transaction are not expected to be deducted for tax purposes as amortized. During fiscal 2007 the Company completed the allocation of the purchase price to the individual assets acquired and liabilities assumed, of Centrus International, Inc. which resulted in an increase of $104,000 and $1,641,000 to other nonamortizable assets, respectively on the consolidated balance sheet and a decrease of $1,720,000 to goodwill compared to amounts reported as of May 31, 2006. The goodwill, along with other assets and liabilities of Centrus International, Inc. are included in the Company's Food Safety segment.

4. LONG-TERM DEBT

The Company has a financing agreement with a bank (nothing drawn at May 31, 2007) providing for an unsecured revolving line of credit of $10,000,000 that matures on December 1, 2008. Interest is at LIBOR plus 95 basis points (rate under the terms of the agreement was 6.27% at May 31, 2007). Financial covenants include maintaining specified funded debt to EBITDA and debt service ratios as well as specified levels of tangible net worth, all of which are complied with at May 31, 2007.

5. EQUITY COMPENSATION PLANS

Qualified and non-qualified options to purchase shares of common stock may be granted to directors, officers and employees of the Company at an exercise price of not less than the fair market value of the stock on the date of grant under the terms of the Company's stock option plans. The number of shares initially authorized for issuance under the plans is 4,074,219. Remaining shares available for grant under stock option plans were 599,134, 804,175 and 985,731 at May 31, 2007, 2006 and 2005, respectively. Options vest over periods ranging from three to five years and option terms are generally five years.

The following is a summary of stock option plan activity:

	Shares	Weighted-Average Exercise Price
Outstanding at May 31, 2004 (301,839 exercisable)	1,202,746	$ 10.53
Granted	198,500	19.36
Exercised	(149,502)	6.77
Forfeited	(32,625)	13.74
Outstanding at May 31, 2005 (455,732 exercisable)	1,219,119	12.31
Granted	202,250	18.41
Exercised	(172,570)	7.15
Forfeited	(20,694)	16.73
Outstanding at May 31, 2006 (587,631 exercisable)	1,228,105	14.02
Granted	215,000	20.3
Exercised	(424,012)	10.92
Forfeited	(9,959)	14.14
Outstanding at May 31, 2007 (458,674 exercisable)	**1,009,134**	**$ 16.65**

The following is a summary of stock options outstanding at May 31, 2007:

Options Outstanding				Options Exercisable	
Range of Exercise Price	Number	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 4.09–6.13	28,958	3.1	$5.10	28,958	$ 5.10
8.18–10.22	118,590	2.9	9.79	84,278	9.78
10.23–12.27	15,418	3.7	11.04	15,418	11.04
14.32–16.36	261,718	3.8	15.21	197,606	15.21
16.37–18.40	81,100	2.4	18.19	32,267	18.19
18.41–20.45	503,350	4.8	19.61	100,147	19.52
$ 4.09–20.45	1,009,134	4.1	$16.65	458,674	$ 14.58

The weighted-average exercise price of shares that were exercisable at May 31, 2006 and 2005 was $11.82 and $9.98, respectively.

The aggregate intrinsic value of options outstanding and options exercisable was $3,793,000 and $2,421,000 at May 31, 2005, $7,900,000 and $5,500,000 at May 31, 2006 and $10,826,000 and $5,869,000 at May 31, 2007. The aggregate intrinsic value of options exercised during the year was $1,769,000 in FY 2005, $1,987,000 in FY 2006 and $6,547,000 in FY 2007. Remaining compensation cost for nonvested shares was $1,770,000 at May 31, 2007.

The following table summarizes warrant activity with non-employees that are expensed at fair value. All warrants are exercisable for common stock of the Company and expire through 2011.

	Shares	Weighted-Average Exercise Price
Outstanding warrants at June 1, 2004	45,625	$ 11.01
Warrants exercised during the year	(10,000)	9.43
Warrants granted during the year	13,000	18.19
Outstanding warrants at May 31, 2005	48,625	13.15
Warrants exercised during the year	(3,750)	5.50
Warrants granted during the year	11,000	17.61
Warrants forfeited during the year	(1,250)	5.50
Outstanding warrants at May 31, 2006	54,625	14.53
Warrants exercised during the year	(6,250)	10.48
Warrants granted during the year	8,000	20.30
Warrants forfeited during the year	(2,500)	14.15
Outstanding warrants at May 31, 2007	**53,875**	**$ 15.87**

Common stock totaling 100,000 shares is reserved for issuance under the terms of the 2002 Employee Stock Purchase Plan. The plan gives eligible employees the option to purchase common stock (total purchases in any year are limited to 10% of compensations) at 95% of the lower of the market value of the stock at the beginning or end of each participation period. Shares purchased by employees were 9,523, 10,865 and 6,895 in 2007, 2006 and 2005, respectively.

6. INCOME TAXES

The provision for income taxes consisted of the following:

Year ended May 31,	**2007**	2006	2005
Current:			
U.S. Federal and foreign	**$ 3,989,000**	$ 3,217,000	$ 1,824,000
State	**(52,000)**	296,000	334,000
Deferred	**813,000**	309,000	512,000
	$ 4,750,000	$ 3,822,000	$ 2,670,000

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

May 31,	**2007**	2006
Deferred income tax liabilities		
Depreciation and amortization	**$ (2,339,000)**	$ (2,274,000)
Intangible assets and other	**526,000**	293,000
	(1,813,000)	(1,981,000)
Deferred income tax assets		
Inventories and accounts receivable	**859,000**	1,522,000
Acquired net operating loss carry forwards	**300,000**	300,000
	1,159,000	1,822,000
Net deferred income tax liabilities	**$ (654,000)**	$ (159,000)

Net operating loss carry forwards resulting in a deferred tax asset of $300,000 will expire in 2019.

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Year ended May 31,	**2007**	2006	2005
Tax at U.S. statutory rates	**$ 4,756,000**	$ 3,698,000	$ 2,584,000
Tax credits and other	**28,000**	(68,000)	(134,000)
Provisions (credit) for state income taxes, net of federal benefit	**(34,000)**	192,000	220,000
	$ 4,750,000	$ 3,822,000	$ 2,670,000

7. COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs when such costs are determined to be probable and estimable. Remaining anticipated cost of remediation through 2024 have been discounted at 4% and recorded within other long term liabilities in the consolidated balance sheet at its net present value of $935,000 at May 31, 2007. Estimated payments over the succeeding five years are $90,000 annually, with $1,080,000 due thereafter.

The Company has agreements with unrelated third parties that provide for the payment of royalties on the sale of certain products. Royalty expense under the terms of these agreements for was $1,124,000, $911,000 and $742,000 for 2007, 2006 and 2005, respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 2007, 2006 and 2005 was $346,000, $239,000 and $205,000, respectively. Future minimum rental payments for these leases over the remaining terms are as follows: 2008 - $288,000; 2009 - $200,000 and 2010 - $30,000.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its future results of operations or financial position.

8. DEFINED CONTRIBUTION BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to 15% of compensation, with the Company matching 100% of the first 3% deferred and 50% of the next 2% deferred. The Company's expense under this plan was $409,000, $348,000 and $343,000 in 2007, 2006 and 2005, respectively.

9. SEGMENT INFORMATION

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment produces and markets diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the production and marketing of products dedicated to animal health, including a complete line of consumable products marketed to veterinarians and animal health product distributors. Additionally, the Animal Safety segment produces and markets a line of rodenticides to assist in the control of rats and mice in and around agricultural, food production and other facilities.

These segments are managed separately because they represent strategic business units that offer different products and require different marketing strategies. The Company evaluates performance based on total sales and operating income of the respective segments. The accounting policies of the segments are the same as those described in Note 1.

Segment information is as follows:

2007	Food Safety	Animal Safety	Corporate and Eliminations[1]	Total
Net sales to external customers	**$ 46,956,000**	**$ 39,182,000**	**$ -**	**$ 86,138,000**
Operating income	**9,619,000**	**4,845,000**	**(960,000)**	**13,504,000**
Depreciation and amortization	**1,952,000**	**888,000**	**-**	**2,840,000**
Interest income	**-**	**-**	**373,000**	**373,000**
Interest expense	**-**	**-**	**15,000**	**15,000**
Income taxes	**3,383,000**	**1,704,000**	**(337,000)**	**4,750,000**
Total assets	**55,426,000**	**39,104,000**	**10,754,000**	**105,284,000**
Expenditures for long-lived assets	**3,692,000**	**1,012,000**	**-**	**4,704,000**
2006				
Net sales to external customers	$ 34,951,000	$ 37,482,000	$ -	$ 72,433,000
Operating income	6,753,000	6,083,000	(2,031,000)	10,805,000
Depreciation and amortization	1,593,000	824,000	-	2,417,000
Interest income	-	-	80,000	80,000
Interest expense	-	-	283,000	283,000
Income taxes	2,369,000	2,134,000	(681,000)	3,822,000
Total assets	52,869,000	35,970,000	(549,000)	88,290,000
Expenditures for long-lived assets	2,049,000	643,000	-	2,692,000
2005				
Net sales to external customers	$ 28,156,000	$ 34,600,000	$ -	$ 62,756,000
Operating income	4,051,000	5,284,000	(1,883,000)	7,452,000
Depreciation and amortization	908,000	795,000	-	1,703,000
Interest income	-	-	7,000	7,000
Interest expense	-	-	83,000	83,000
Income taxes	1,423,000	1,857,000	(610,000)	2,670,000
Total assets	27,378,000	35,738,000	768,000	63,884,000
Expenditures for long-lived assets	1,828,000	860,000	-	2,688,000

[1]Includes corporate assets, consisting of marketable securities, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions and minority interests.

Sales to customers outside the United States amounted to $32,727,000 or 38% of consolidated sales in 2007 and $20,750,000 or 29% of consolidated sales in 2006, $17,002,000 or 27% in 2005 and were derived primarily in the geographic areas of South and Central America, Canada, Asia and Europe. The Company has one Food Safety distributor customer with the revenues of 11.8%. No other customer had revenues in excess of 10% of consolidated net sales.

10. GOVERNMENT GRANT

The Company received a $500,000 grant from Ingham County in fiscal 2005 that was restricted for the purchase of machinery and equipment at its location in Lansing, Michigan. The grant was repayable in cash plus interest to the extent not offset by allowances for new employees hired in Lansing over a period of 6 years. Grant monies received from the County for eligible purchases were initially recognized as a long-term liability. The liability is reduced and other income was recognized for the allowances granted as eligible new employees were hired. The Company recognized other income of $250,000 in 2006 and 2005 related to the grant.

11. STOCK REPURCHASE

The Company's Board of Directors has authorized the purchase of up to 1,250,000 shares of the Company's common stock. As of May 31, 2006, 892,885 cumulative shares had been purchased in negotiated and open market transactions for a total price, including commissions, of approximately $5,226,000. There were no purchases in 2007 or 2006. Shares purchased under this buy-back program were retired.

12. SUMMARY OF QUARTERLY DATA (UNAUDITED)

	Quarter Ended			
	August 2005	November 2005 (Restated)	February 2006	May 2006
	(In thousands, except per share data)			
Net sales	$ 16,778	$ 18,256	$ 17,584	$ 19,815
Gross margin	8,841	9,490	8,522	10,153
Net income	1,987	1,937	1,386	1,719
Basic net income per share	0.24	0.23	0.17	0.21
Diluted net income per share	0.24	0.23	0.16	0.20

	Quarter Ended			
	August 2006	**November 2006**	**February 2007**	**May 2007**
	(In thousands, except per share data)			
Net sales	**$ 22,220**	**$ 22,189**	**$ 21,054**	**$ 20,675**
Gross margin	**10,320**	**11,709**	**10,950**	**11,584**
Net income	**2,406**	**2,426**	**1,990**	**2,303**
Basic net income per share	**0.27**	**0.26**	**0.22**	**0.24**
Diluted net income per share	**0.26**	**0.26**	**0.21**	**0.24**

Quarterly net income per share is based on weighted-average shares outstanding and potentially dilutive stock options and warrants for the specific period, and as a result, will not necessarily aggregate to total net income per share as computed for the year as disclosed in the consolidated statements of income.

13. SUBSEQUENT EVENT

On July 26, 2007 the Board of Directors approved a 3-for-2 stock split for shareholders of record on August 15, 2007, in which shareholders of record will receive one additional share for each two shares held. The split will be effected in the form of a stock dividend and will be paid in newly issued Common Stock on September 4, 2007. No effect of this split has been reflected in these financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Neogen Corporation,

The management of Neogen Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Neogen Corporation's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Neogen Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2007 under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on that assessment, management believes that, as of May 31, 2007 the Company's internal control over financial reporting is effective.

Neogen Corporation's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. This report appears below.





James L. Herbert
Chairman & CEO

Richard R. Current
Vice President & CFO

August 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Board of Directors and Stockholders of Neogen Corporation,

We have audited the accompanying consolidated balance sheets of Neogen Corporation (the Company) and subsidiaries as of May 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neogen Corporation and subsidiaries at May 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in note 1, the Company adopted Financial Accounting Standards Board statement No. 123 (R), Share – Based Payment following the modified retrospective method. As a result, prior year financial statements have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Neogen Corporation's internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 1, 2007 expressed an unqualified opinion thereon.



Grand Rapids, Michigan

August 1, 2007

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of Neogen Corporation,

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Neogen Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Neogen Corporation and subsidiaries maintained effective internal control over financial reporting as of May 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the fiscal 2007 consolidated financial statements of Neogen Corporation and subsidiaries and our report dated August 1, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Grand Rapids, Michigan

August 1, 2007

Comparison of Five Year Cumulative Total Return*
Among Neogen Corporation, The NASDAQ Composite Index,
The NASDAQ Non-Financial Index and The NASDAQ Medical Equipment Index


$250
200
150
100
50
Neogen Corporation
NASDAQ Composite
NASDAQ Non-Financial
NASDAQ Medical Equipment
5/02
5/03
5/04
5/05
5/06
5/07

*$100 invested on 5/31/02 in stock or index, including reinvestment of dividends. Fiscal year ending May 31.

	5/02	5/03	5/04	5/05	5/06	5/07
Neogen Corporation	100.00	108.68	129.16	118.15	166.45	223.40
NASDAQ Composite	100.00	98.31	123.42	129.37	141.08	172.42
NASDAQ Non-Financial	100.00	98.21	121.58	124.97	131.10	158.71
NASDAQ Medical Equipment	100.00	98.73	146.07	159.52	169.28	199.58

The stock price performance included in this graph is not indicative of future stock price performance.

STOCK PROFILE ACTIVITY

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 2007, there were approximately 500 stockholders of record of Common Stock that management believes represents a total of approximately 5,000 beneficial holders.

Year Ended	Fiscal Quarter	High	Low
May 31, 2007	First Quarter	$21.00	$17.48
	Second Quarter	$22.09	$19.02
	Third Quarter	$23.60	$19.27
	Fourth Quarter	$27.50	$21.20
May 31, 2006	First Quarter	$17.40	$13.50
	Second Quarter	$20.48	$15.35
	Third Quarter	$23.15	$19.75
	Fourth Quarter	$25.22	$18.00

OFFICERS

James L. Herbert
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
President
Chief Operating Officer

Richard R. Current
Vice President
Chief Financial Officer & Secretary

Edward L. Bradley
Vice President, Food Safety

Kenneth V. Kodilla
Vice President
Manufacturing

Joseph M. Madden, Ph.D.
Vice President
Scientific Affairs

Anthony E. Maltese
Vice President
Corporate Development

Terri A. Morrical
Vice President, Animal Safety

Mark A. Mozola, Ph.D.
Vice President
Research and Development

Paul S. Satoh, Ph.D.
Vice President
Basic and Exploratory Research

DIRECTORS

James L. Herbert
Neogen Corporation
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
Neogen Corporation
President
Chief Operating Officer

Robert M. Book
Agrivista, Inc.
President
Elanco Products Company
Former Vice President

A. Charles Fisher
Dow AgroSciences
Former President & CEO

Gordon E. Guyer, Ph.D.
Michigan State University
Former President

G. Bruce Papesh
Dart, Papesh & Co.
President

Jack C. Parnell
Kahn, Soares & Conway
U.S. Department of Agriculture
Former Deputy Secretary

Thomas H. Reed
Packerland Packing Company
Special Assistant to the President

Clayton K. Yeutter, Ph.D.
Hogan & Hartson, LLP
Senior Advisor, International Trade
U.S. Department of Agriculture
Former Secretary

LEGAL COUNCIL

Lowe Law Firm, P.C.
2375 Woodlake Drive
Suite 380
Okemos, MI 48864

Fraser Trebilcock Davis & Dunlap, P.C.
1000 Michigan National Tower
Lansing, MI 48933

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
Suite 1000
171 Monroe Avenue NW
Grand Rapids, MI 49503

FORM 10-K AND THE COMPANY'S CODE OF ETHICS

Copies of Form 10-K and the Company's Code of Ethics will be provided upon request without charge to persons directing their request to:

Neogen Corporation
Attention: Investor Relations
620 Lesher Place
Lansing, MI 48912

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005

ANNUAL MEETING

10:00 a.m.
October 11, 2007
University Club of Michigan State University
3435 Forest Road
Lansing, MI 48909

©Neogen Corporation, 2007. AccuPoint, BetaStar, EqStim, Hacco, Hess & Clark, Ideal, ImmunoRegulin, Neogen, Ramik and Reveal are registered trademarks and AccuScan, Centrus and Soleris are trademarks of Neogen Corporation, Lansing, Mich. NE006-0807


NEOGEN
CORPORATION


1982-2007
25 years
EXCELLENCE & INNOVATION

September 7, 2007

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of Neogen Corporation on Thursday, October 11, 2007, at 10:00 a.m. Eastern time. The Annual Meeting will be held at the University Club of Michigan State University at 3435 Forest Road in Lansing, Michigan.

The Annual Meeting will feature a report on Neogen's business activities, and voting on the following issues: election of directors, approval of additional authorized common shares, a new stock option plan, and the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for the current fiscal year. On the following pages you will find the notice of the Annual Meeting of Shareholders and the proxy statement.

It is important that your shares are represented at the Annual Meeting, regardless of how many shares you own. Whether or not you plan to attend the Annual Meeting, please sign, date and return the enclosed proxy card as soon as possible. Sending a proxy card will not affect your right to vote in person if you attend the meeting.

Sincerely,

James L. Herbert
Chairman & Chief Executive Officer

Your vote is important. Even if you plan to attend the meeting, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.


SEC MAIL PROCESSING
RECEIVED
SEP 13 2007
WASH, D.C.
210
SECTION


NEOGEN®
CORPORATION

620 Lesher Place
Lansing, MI 48912

NOTICE OF 2007 ANNUAL MEETING OF SHAREHOLDERS OF NEOGEN CORPORATION

Date: October 11, 2007

Time: 10:00 a.m., Eastern Time

Place: The University Club of Michigan State University, 3435 Forest Road, Lansing, Michigan 48909

Items of Business:

- The election of three Class II directors, each to serve for a three year term;
- The approval of an increase in authorized common shares;
- The approval of the 2007 Stock Option Plan;
- The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2008; and
- To act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

All shareholders are cordially invited to attend the meeting. At the meeting, you will hear a report on the Company's business and have a chance to meet the directors and executive officers. A copy of the 2007 Annual Report is enclosed.

Only shareholders of record at the close of business on August 17, 2007 are entitled to notice of and to vote at the meeting.

Your vote is important. Please vote your shares promptly. To vote your shares complete, sign, date and return your proxy card. Any shareholder attending the meeting may vote in person even if he or she returned a proxy.

Richard R. Current
Secretary

September 7, 2007

TABLE OF CONTENTS

Neogen Corporation
620 Lesher Place
Lansing, MI 48912

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
October 11, 2007

GENERAL INFORMATION

These proxy materials are provided in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Shareholders of Neogen Corporation (the "Annual Meeting") to be held on October 11, 2007 at 10:00 am, local time, at the University Club of Michigan State University, 3435 Forest Road, Lansing, Michigan 48909, and at any adjournment of the meeting. The solicitation will begin on or about September 10, 2007.

There are four proposals scheduled to be voted on at the Annual Meeting:

- Election of three directors;
- Approval of an increase in authorized common shares;
- Approval of the 2007 Stock Option Plan; and
- Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2008.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use exercise by the filing of a written notice of revocation with our Secretary, by delivering to our Secretary a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Voting and Solicitation

All shares represented by a properly executed proxy will be voted unless the proxy is revoked. If a choice is specified, it will be voted in accordance with the specification. If no choice is specified, the proxy holders will vote the shares in accordance with the recommendations of the Board of Directors, which are set forth with the discussion of each matter later in this Proxy Statement. In summary, the Board recommends that you vote:

- FOR the election of the nominees for directors;
- FOR approval of the increase in authorized common shares;
- FOR approval of the 2007 Stock Option Plan; and
- FOR ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2008.

In addition, the proxy holders may vote at their discretion with respect to any other matter that may properly come before the meeting. All shareholders at the close of business on August 17, 2007, the record date for the meeting, are entitled to vote at the meeting. On August 17, 2007 there were 9,379,757 shares of the Company's common stock outstanding. For each proposal, each shareholder is entitled to one vote for each share of Neogen Corporation common stock owned at that time.

If you are a shareholder of record, you may vote by mail by completing, dating and signing your proxy card and mailing it in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as officer of a corporation, guardian, executor, trustee or custodian), you should indicate your name and title or capacity.

You may also vote in person at the Annual Meeting or may be represented by another person at the meeting by executing a proper proxy designating that person.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you will receive instructions from the street name holder that you must follow in order to have your shares voted.

If your shares are held in street name and you wish to vote in person at the meeting, you must obtain a proxy issued in your name from the street name holder.

If you are a beneficial owner of shares held in street name, you may submit new voting instructions by contacting your brokerage firm, bank or other holder of record.

Broker non-votes on a matter occur when the broker, bank or other holder of record that holds your shares in street name is not entitled to vote on a matter without instruction from you and no instruction is given. Absent instruction from you, a street name holder may vote your shares in its discretion on the election of directors and ratification of the appointment of Ernst & Young LLP but may not vote your shares on the approval of the increase in authorized shares or the 2007 Stock Option Plan.

In the election of directors, the three nominees receiving the highest number of votes will be elected. The other matters require the affirmative vote of a majority of the votes cast at the meeting, provided, in the case of Proposals 2 and 3, that the total vote cast represents over 50% of the outstanding shares of Common Stock. Votes that are withheld with respect to the election of directors and broker non-votes and abstentions on the other matters are not counted as votes cast.

PROPOSALS FOR SHAREHOLDER ACTION

PROPOSAL 1—ELECTION OF DIRECTORS

The Company's By-Laws provide that the Company shall have at least five and no more than nine directors, with the exact number to be determined by the Board. The Board of Directors currently is comprised of nine directors. The directors are classified into three classes to serve for the terms set forth next to their names or until their successors have been duly qualified and elected.

Unless otherwise instructed, proxy holders will vote the proxies received by them for the election of the nominees named below. All of the nominees for director are currently directors of the Company. If any nominee becomes unavailable for any reason it is intended that the proxies will be voted for a substitute nominee designated by the Board. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected. Any vacancy occurring on the Board of Directors for any reason may be filled by vote of a majority of the directors then in office for a term expiring at the next Annual Meeting of shareholders.

Nominees	Expiration of Proposed Term
Class II:	
Jack C. Parnell	2010
Robert M. Book	2010
Clayton K. Yeutter, Ph.D	2010

Directors Continuing in Office	Expiration of Term
Class III:	
James L. Herbert	2008
G. Bruce Papesh	2008
Thomas H. Reed	2008
Class I:	
Lon M. Bohannon	2009
A. Charles Fischer	2009
Gordon E. Guyer, Ph.D.	2009

Name of Director	Age	Position	Director Since
James L. Herbert	67	Chairman and CEO of the Company, Director	1982
Lon M. Bohannon	54	President and COO of the Company, Director	1996
Thomas H. Reed (2)(3)	62	Director	1995
Robert M. Book (2)(3)(4)	77	Director	1990
Gordon E. Guyer, Ph.D.(3)	81	Director	1990
A. Charles Fischer (1)	65	Director	2006
G. Bruce Papesh (2)	60	Director	1993
Jack C. Parnell (1)(4)	72	Director	1993
Clayton K. Yeutter, Ph.D.	77	Director	2007

(1) Member, Compensation Committee
(2) Member, Stock Option Committee
(3) Member, Audit Committee
(4) Member of Nominating Committee

The following is a brief summary of the business experience, for at least the past five years, for each of the nominees for, and the current members of, the Board of Directors.

Nominees for the Board of Directors:

Jack C. Parnell was elected to the Board of Directors in October 1993 and as Chairman of the Board in October, 2001. In 2006 Mr. Parnell resigned as Chairman, but remained a Director. Since 1991, he has held the position of Governmental Relations Advisor with the law firm of Kahn, Soares and Conway. In 1989, Mr. Parnell was appointed by President George H. W. Bush to serve as Deputy Secretary of the U.S. Department of Agriculture. From 1983 to 1989, he served in three different senior governmental positions for the State of California, including Secretary of the California Department of Food and Agriculture from 1987 to 1989. The firm of Kahn, Soares and Conway currently acts as the Company's government relations advisor. See also "Information about the Board and Corporate Governance matters".

Robert M. Book was elected to the Board of Directors in November 1990. Since January 1993, Mr. Book has served as President of AgriVista, Inc., a company that provides agricultural consulting and marketing services. He served as President of the Indiana Institute of Agriculture, Food and Nutrition from 1983 through 1992. He was formerly Group Vice President of Agriculture Marketing for Elanco Products Company, a division of Eli Lilly & Co.

Dr. Clayton Yeutter is nominated for election by the shareholders to the Neogen Corporation Board of Directors for the first time in 2007. He was elected to the Board, on an interim basis, on July 26, 2007. Dr. Yeutter has been actively involved in his family's ranching and cattle feeding operation in Nebraska over his lifetime. Also during that time he has served in department level positions under four Presidents of the United States of America, with his last position as Secretary of Agriculture under President George H. W. Bush. Dr. Yeutter formerly served on the Boards of Directors of Caterpillar, Texas Instruments, Weyerhaeuser Company, ConAgra Foods and Zurich Financial Services, among several others. He currently serves on the Boards of Directors of American Commercial Lines, Burlington Capital Group and Covanta Holding Company.

The Board of Directors recommends a vote FOR the above nominees.

Other current members of the Board of Directors:

James L. Herbert is Chairman of the Board and Chief Executive Officer of Neogen Corporation. Previously he was President, Chief Executive Officer, and a Director of the Company since he joined Neogen in June 1982. He resigned as President, but remained as CEO and was named Chairman in 2006. Prior to joining Neogen he held the position of Corporate Vice President of DeKalb Ag Research, a major agricultural genetics and energy company. He has management experience in animal biologics, specialized chemical research, medical instruments, aquaculture, animal nutrition, and poultry and livestock breeding and production.

Lon M. Bohannon is President and Chief Operating Officer of Neogen Corporation. He was elected to the Board of Directors in October 1996. Mr. Bohannon joined Neogen in October 1985 as Vice President of Finance, was promoted to Vice President—Administration and Chief Financial Officer in November 1994 and was named Chief Operating Officer in 1999 and President and COO in 2006. He is responsible for all areas of the Company's operations except research and corporate development. A CPA, Mr. Bohannon served as Administrative Controller for Federal Forge, Inc., a metal forging and stamping firm, from March 1980 until October 1985, and was associated with the public accounting firm of Ernst & Young from June 1975 to March 1980.

Dr. Gordon E. Guyer joined the Board of Directors in January 1990. Dr. Guyer retired in 1996 as Director of the Michigan Department of Agriculture, a position he held since 1993. Dr. Guyer served as President of Michigan State University from 1991 to 1993 and was Vice President of Governmental Affairs for the University from 1988 until 1991. From 1986 to 1988, he was Director of the Department of Natural Resources for the State of Michigan.

A. Charles Fischer was President and CEO of Dow AgroSciences and a member of Dow Chemical Company's Executive Management Team until his retirement in 2004. He was elected to the Board of Directors in October 2006. Mr. Fischer's career with Dow Chemical spanned 37 years and included assignments in South America, Europe, the Middle East and Africa. He served as president of CropLife International and CropLife America, is past chairman of the National FFA Foundation and was associated in various capacities with the Central Indiana Life Sciences Initiative and the Biotechnology Industry Organization.

G. Bruce Papesh was elected to the Board of Directors in October 1993 and was Secretary from October 1994 to October 1999. Since 1987, Mr. Papesh has served as President of Dart, Papesh & Company Inc., member SIPC and NASD, an investment consulting and financial services firm. Mr. Papesh also served on the Board of Directors of Immucor, Inc., a publicly traded immunodiagnostics company that manufactures and markets products for the human clinical blood bank industry, until October 1, 2001.

Thomas H. Reed was elected to the Board of Directors in October 1995 and was elected Secretary in October 1999 and resigned as secretary in 2007. Mr. Reed is Special Assistant to the President of Packerland Packing Company. Prior to assuming that position, he served as Vice President of Michigan Livestock Exchange Marketing, a division of Southern States Cooperative, Inc. and prior to that as President and Chief Executive Officer of the Michigan Livestock Exchange. Mr. Reed is a former member of the Board of Directors of the National Livestock Producers Association and is a former chairman of the Michigan State University Board of Trustees.

PROPOSAL 2—PROPOSED AMENDMENT TO ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK

Article III of the Company's Articles of Incorporation presently provides for an authorized capitalization of the Company of 20,000,000 shares of Common Stock, $0.16 par value per share and a series of preferred stock consisting of 100,000 shares with a par value of $1.00 per share. As of August 17, 2007, 9,379,757 shares of Common Stock were issued and outstanding, with 812,044 additional shares of Common Stock reserved for issuance upon exercise of outstanding stock options and warrants and stock options available for grant under the Company's Option Plans. Additionally, on July 26, 2007 the Board of Directors declared a three-for-two stock dividend. This dividend will require the use of 4,700,000 authorized shares. No shares of preferred stock were outstanding at such date. The Board of Directors of the Company has proposed an amendment to Article III of the Company's Articles of Incorporation to increase, from 20,000,000 to 30,000,000, the number of authorized shares of Common Stock. The approval of this proposal to amend the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock requires the affirmative vote of the holders, as of the Record Date, of the majority of the outstanding shares of Common Stock.

If the proposal is approved by the shareholders of the Company, the additional 10,000,000 shares of Common Stock so authorized will be available for issuance by the Board of Directors of the Company for stock splits or stock dividends, acquisitions, raising additional capital, stock options or other corporate purposes. The Board has no current plans to issue any of the shares that would be authorized by this proposal. The Company does not anticipate that it would seek authorization from the shareholders for issuance of such additional shares unless required by applicable law or regulation. The increase in the authorized number of shares of Common Stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change in control of the Company without further action by the shareholders. Shares of authorized and unissued Common Stock could (within the limits imposed by applicable law) be issued in one or more transactions which would make a change in control of the Company more difficult, and therefore less likely. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of Common Stock, and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of the Company. The Board is not aware of any attempt to take control of the Company and has not presented this proposal with the intention that the increase in the authorized shares of Common Stock be used as a type of antitakeover device. Any additional Common Shares, when issued, would have the same rights and preferences as the shares of Common Stock presently outstanding. There are no preemptive rights available to shareholders in connection with the issuance of any such shares. **The Board of Directors recommends a vote FOR the approval of the Amendment to Article III of the Company's Articles of Incorporation.**

PROPOSAL 3—APPROVAL OF NEOGEN CORPORATION 2007 STOCK OPTION PLAN

At the meeting, shareholders will be asked to consider and act upon a proposal to approve the Neogen Corporation 2007 Stock Option Plan (the "Plan"). Pursuant to the Plan, 1,000,000 shares of the Company's Common Stock are reserved for issuance. The Plan is intended to serve as the successor to the Neogen Corporation 1997 Stock Option Plan that expired on August 14, 2007. The Board of Directors believes that it is in the Company's and its shareholders' best interests to approve the Plan to allow the Company to continue to grant stock options to secure for the Company the benefits of the additional incentives inherent in the ownership of its Common Stock by directors, key employees (including officers) and consultants, to help the Company attract, secure and retain the services of these persons and to provide these persons with an opportunity to acquire or enlarge their stock ownership so they might have a direct interest in the Company's success. The Company will furnish a full copy of the proposed Plan without charge to each person who forwards a written request including representation that he or she was a shareholder on August 17, 2007 to: Corporate Secretary, Neogen Corporation, 620 Lesher Place, Lansing, Michigan 48912. The Company's Board of Directors has approved the Plan, subject to shareholder approval. The major features of the Plan are summarized below, but this is only a summary and is qualified in its entirety by reference to the actual text. Capitalized terms not otherwise defined in this Proxy Statement have the meanings given them in the Plan. As of the Record Date, the closing sale price of the Company's Common Stock was $30.01.

APPROVAL OF THE PLAN

The approval by a majority of the votes cast by the holders of Common Shares at the meeting and entitled to vote on the action is necessary for shareholder approval of the Plan. Abstentions, withheld votes and broker nonvotes will not be deemed votes cast in determining approval of this proposal, but will be counted in determining the number of Common Shares present or represented by proxy in determining whether a quorum is present.

GENERAL

Options granted under the Plan may be "Incentive Stock Options" (options meeting the requirements set forth in the Plan and which are also intended to be and qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and the applicable rules and regulations thereunder (the "Code"), nonqualified options (options which meet the requirements set forth in the Plan but are not intended to be, or do not qualify as, an incentive stock option within the meaning of Section 422), or both. The Plan contains various provisions to ensure that Incentive Stock Options comply with Section 422. The purpose of the Plan is to provide key employees (including officers), directors and consultants of the Company and its Subsidiaries with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of the Company and its Subsidiaries; to join the interests of key employees, directors and consultants with the interests of the shareholders of the Company; and to facilitate attracting and retaining key employees, directors and consultants of exceptional ability.

ADMINISTRATION

The Plan shall be administered by a Committee appointed by the Board of Directors. Subject to the provisions of the Plan, the Committee shall determine, from those eligible to be Participants under the Plan, the persons to be granted stock options, the amount of stock to be optioned to each such person, the time such options shall be granted and the terms and conditions of any stock options. Subject to the provisions of the Plan, the Committee is authorized to interpret the Plan, to promulgate; amend and rescind rules and regulations relating to the Plan; and to make all other determinations necessary or advisable for its administration. Interpretation and construction of any provision of the Plan by the Committee shall, unless otherwise determined by the Board of Directors of the Company, be final and conclusive.

PLAN PARTICIPANTS

Subject to the granting of automatic stock options to Outside Directors, the Committee shall determine and designate from time to time those key employees (including officers), directors and consultants of the Company or any subsidiary to whom options are to be granted and who thereby become participants under the Plan; provided, however, that (a) Incentive Options shall be granted only to employees (as defined in the Code) of the Company or a corporate subsidiary, to the extent required by Section 422 of the Code, or any successor provision, and (b) no participant may be granted stock options to purchase more than 100,000 Common Shares in the aggregate in any fiscal year of the Company.

SHARES SUBJECT TO GRANT

The maximum number of Common Shares with respect to which stock options may be granted under the Plan is 1,000,000 Common Shares, which may consist in whole or in part of authorized and unissued or reacquired Common Shares. Unless the Plan has terminated, shares covered by the unexercised portion of canceled, expired or otherwise terminated options under the Plan are again available for option and sale. The number and type of shares subject to each outstanding stock option, the option price with respect to outstanding stock options, the aggregate number and type of shares remaining available under the Plan, and the maximum number and type of shares that may be granted to any participant in any fiscal year are subject to such adjustment as the Committee deems appropriate to reflect events such as stock dividends, stock splits, recapitalizations, mergers, statutory share exchanges or reorganizations by the Company.

STOCK OPTIONS

Grants of Stock Options, both Incentive Options and Nonqualified Options, may be awarded under the Plan. An Incentive Option is intended to be, and qualifies as, an incentive stock option within the meaning of Section 422 of the Code. Any Option granted under the Plan must have an exercise price not less than 100% of the fair market value of the shares on the date on which such option is granted. With respect to an Incentive Option granted to a participant who owns more than 10% of the total combined voting shares of the Company or of any parent or subsidiary of the Company, the exercise price of such option must not be less than 110% of the fair market value of the shares subject to such option on the date such option is granted. At the time of the exercise of any option granted pursuant to the Plan, the participant must pay the full option price for all shares purchased (a) in cash or, (b) with the consent of the Committee, (i) in Common Shares, (ii) subject to such conditions as may be established by the Committee, by the Company retaining from the shares to be delivered upon exercise of the stock option that number of shares having a fair market value on the date of exercise equal to the option price of the number of shares with respect to which the participant exercises the option, (iii) by delivery to the Company of written notice of the exercise in such form as the Committee may prescribe, accompanied by irrevocable instructions to a stock broker to promptly deliver to the Company full payment for the shares with respect to which the option is exercised from the proceeds of stockbroker's sale of, or loan against, the shares, or (iv) in such other manner as the Committee determines is appropriate. The aggregate fair market value (determined as of the date the option is granted) of the underlying stock with respect to which Incentive Options are first exercisable for the first time by such individual during any calendar year (under all of such plans of the Company and its parent and subsidiary corporations) cannot exceed $100,000.

AUTOMATIC STOCK OPTIONS

Each outside director of the Corporation shall automatically be granted a Nonqualified Stock Option to purchase 5,000 shares of Common Stock as of the date he or she is first elected or appointed to the Board of Directors. Each outside director of the Corporation who is re-elected to the Board of Directors shall automatically be granted a Nonqualified Stock Option to purchase 2,000 shares of Common Stock on the date of each subsequent Annual Meeting of Shareholders if he or she remains a director following such Annual Meeting of Shareholders. All automatic stock options granted shall be exercisable in one-third cumulative annual installments beginning one year after the date of grant, shall expire ten years after the date of grant and shall have an option price equal to 100% of the fair market value of the Company's Common Stock on the date of grant.

CONTINUATION OF EMPLOYMENT

Options granted under the Plan may be exercised only while the participant is an employee, or director, of the Company or a subsidiary, except as described under "Extraordinary Transactions" and except that the Committee may permit the exercise of all or any portion of the options granted to such participant (i) for a period not to exceed three months following termination of employment with respect to Incentive Options that are intended to remain Incentive Options if such termination is not due to death or permanent disability of the participant, (ii) for a period not to exceed one year following termination of employment with respect to Incentive Options that are intended to remain Incentive Options if termination of employment is due to the death or permanent disability of the participant, and (iii) for a period not to extend beyond the expiration date with respect to Nonqualified Options or Incentive Options that are not intended to remain Incentive Options, all subject to any restrictions, terms and conditions fixed by the Committee.

TERM OF STOCK OPTIONS

If not sooner terminated, each stock option granted under the Plan will expire not more than ten years from the date of grant; provided that, with respect to an Incentive Option, such option must expire not more than five years after the date of the grant.

SHAREHOLDER RIGHTS

No participant in the Plan has any of the rights of a shareholder of the Company under any option granted under the Plan until the actual issuance of shares to the participant, and before such issuance no adjustment will be made for dividends, distributions or other rights in respect of such shares, except as described under the caption "Shares Subject to Grant".

EXTRAORDINARY TRANSACTIONS

If the Company engages in specified consolidations, mergers, transfers of substantially all of its properties and assets, dissolutions, liquidations, reorganizations or reclassifications in such a way that holders of Common Shares are entitled to receive stock, securities, cash or other assets with respect to, or in exchange for, the Common Shares (each a "Transaction"), then each participant holding a stock option granted under the Plan will be entitled, upon the exercise of such option after consummation of a Transaction, to receive (for the same aggregate exercise price) the stock and other securities, cash and assets the participant would have received upon consummation of the Transaction if he or she had exercised the option in full immediately before consummation of the Transaction. In addition, in connection with a Transaction, the Committee may (i) permit stock options outstanding under the Plan to be exercised in full for a limited period of time, after which all unexercised stock options and all rights of participants under such options would terminate, (ii) permit stock options outstanding under the Plan to be exercised in full for their then-remaining terms, or (iii) require all stock options outstanding under the Plan to be surrendered to the Company for cancellation and payment to each participant in cash of the excess of the fair market value of the underlying Common Shares, as of the date such Transaction is effective, over the exercise price, less any applicable withholding taxes.

FEDERAL INCOME TAX CONSEQUENCES

The rules governing the tax treatment of options and shares acquired upon the exercise of options are quite technical. Therefore, the description of federal income tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

Incentive Options

If the participant makes no disposition of the shares acquired pursuant to exercise of an Incentive Option within one year after the transfer of shares to such participant and within two years from grant of the option, such participant will realize no taxable income as a result of the grant or exercise of such option, and any gain or loss that is subsequently realized may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, the Company will not be entitled to a deduction for federal income tax purposes with respect to either the issuance of such Incentive Options or the transfer of shares upon their exercise. If shares acquired upon exercise of Incentive Options are disposed of prior to the expiration of the above time periods, the participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the lesser of (i) the excess of the market value of the shares on the date of exercise over the option price, or (ii) the gain recognized on such disposition. Such amount will ordinarily be deductible by the Company for federal income tax purposes in the same year, provided that the amount constitutes reasonable compensation and that the Company satisfies certain federal income tax withholding requirements.

Nonqualified Options

A participant who acquires shares by exercise of a Nonqualified Option generally realizes as taxable ordinary income, at the time of exercise, the difference between the exercise price and the fair market value of the shares on the date of exercise. Such amount will ordinarily be deductible by the Company in the same year, provided that the amount constitutes reasonable compensation and that the Company satisfies certain federal income tax withholding requirements.

AMENDMENT OR TERMINATION OF THE PLAN

The Board of Directors may terminate or amend the Plan, or amend any stock option agreement under the Plan, at any time; provided that no such amendment or revision may increase the maximum number of shares in the aggregate that are subject to the Plan without the approval or ratification of the shareholders of the Company, and no such amendment or revision may change the option price or alter or impair any stock option previously granted under the Plan, in a manner adverse to a participant, without the consent of such participant, all except as described under the caption "Shares Subject to Grant". Unless sooner terminated by the Board of Directors, the Plan will terminate on October 11, 2017, which is ten years after its original adoption by the Board of Directors, and no stock options may be granted under the Plan after that date. The termination of the Plan will not affect the validity of any option outstanding on the date of termination.

Information About Equity Compensation Plans

As of May 31, 2006, 599,134 options were available for grant under the 1997 Stock Option Plan. 248,500 options were granted to employees on August 9, 2007 and on August 14, 2007 the plan expired. The 1997 Stock Option Plan represents the only equity compensation plan under which the Company issues equity based grants.

There are no equity compensation plans that were not approved by shareholders.

Vote Required

Approval of the Plan requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting provided that the total vote cast represents over 50% of the outstanding shares. **The Board of Directors recommends that shareholders vote FOR approval of the Plan.**

PROPOSAL 4—RATIFICATION OF APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP to serve as the independent registered public accounting firm for the Company for 2008. While not required, we are submitting the appointment to the shareholders as a matter of good corporate practice to obtain their views. The affirmative vote of a majority of the votes cast at the Annual Meeting on the proposal is required for ratification. **The Board of Directors recommends that shareholders vote FOR ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2008.** If the appointment is not ratified, it will be considered as a recommendation that the Audit Committee consider the appointment of a different firm to serve as independent registered public accounting firm for the year 2009. Even if the appointment is ratified, the Audit Committee may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of Neogen Corporation and its shareholders.

Relationship with Ernst & Young

Ernst & Young LLP has acted as the Company's independent registered public accounting firm for five years. Ernst & Young LLP has advised that neither the firm nor any of its members or associates has any direct financial interest or any material indirect financial interest in the Company or any of its affiliates other than as accountants. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The fees billed by Ernst & Young LLP with respect to the years ended May 31, 2007 and 2006 were as follows:

	2007	2006
Audit Fees	$239,275	$411,000
Audit-Related Fees	—	—
Tax Fees	12,155	—
All Other Fees	—	—

Audit Fees include amounts billed for the annual audit of the Company's fiscal year Consolidated Financial Statements, the audit of internal control over financial reporting, the review of the Consolidated Financial Statements included in the Forms 10-Q, and consultations concerning accounting matters associated with the annual audit. Audit-Related Fees include amounts billed for general accounting consultations and services that are unrelated to the annual audit. It is expected that Ernst & Young will provide similar non-audit services during the fiscal year 2008. In connection with its review and evaluation of non-audit services, the Audit Committee is required to and does consider and conclude that the provision of non-audit services is compatible with maintaining the independence of Ernst & Young LLP.

Under its charter, the Audit Committee must pre-approve all audit and non-audit services to be performed by Ernst & Young LLP other than non-audit services that satisfy a deminimus exception provided by applicable law. In the event management wishes to engage Ernst & Young LLP to perform non-audit services, a summary of the proposed engagement is prepared detailing the nature of the engagement, the reasons why Ernst & Young LLP is the preferred provider of the services and the estimated duration and cost of the engagement. The Audit Committee reviews and evaluates recurring non-audit services and their proposed fees as the need arises at their regularly scheduled committee meetings. At subsequent meetings, the Audit Committee receives updates regarding the services actually provided and management may present additional services for approval. The Audit Committee has delegated to the Chairman or, in his absence, any other member, the authority to evaluate and approve projects and related fees if circumstances require approval between meetings of the Committee. Any such approval is reported to the full committee at its next meeting.

STOCK OWNERSHIP

Principal Shareholders

The following table sets forth certain information, as of May 31, 2007, with respect to beneficial ownership of Common Stock by the only person known by the Company to be the beneficial owner of more than 5% of Neogen Corporation common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class (%)
James L. Herbert (1) Neogen Corporation 620 Lesher Place Lansing, MI 48912	576,183	6.0%

(1) Includes 128,558 shares of Common Stock that Mr. Herbert has the right to acquire by exercise of options within 60 days of June 30, 2007.

Security Ownership of Directors and Executive Officers

The following table sets forth certain information about the ownership of Neogen Corporation common stock as of June 30, 2007 by the current directors, the executive officers named in the Summary Compensation Table under "Executive Compensation" and all executive officers and directors as a group.

Name	Number of Shares Owned (1)	Right to Acquire (2)	Total	Percentage of Outstanding Shares
James L. Herbert	447,625(3)	128,558	576,183	6.0%
Lon M. Bohannon	151,189	36,247	187,436	2.0%
Robert M. Book	8,500	7,000	15,500	*
A. Charles Fischer	—	—	—	*
Gordon E. Guyer Ph.D.	4,981	12,834	17,815	*
G. Bruce Papesh	17,074(4)	10,336	27,410	*
Jack C. Parnell	14,689	3,002	17,691	*
Thomas H. Reed	750	9,500	10,250	*
Edward L. Bradley	50,842	33,833	84,675	*
Richard R. Current	28,015	24,791	52,806	*
Terri A. Morrical	13,564	45,835	59,399	*
Kenneth V. Kodilla	—	6,050	6,050	*
Joseph M. Madden Ph.D.	8,964	3,600	12,564	*
Anthony E. Maltese	11,655	15,849	27,504	*
Mark A. Mozola Ph.D.	554	4,750	5,304	*
Paul S. Satoh Ph.D.	8,644	4,800	13,444	*
Clayton K. Yeutter Ph.D.	—	—	—	*
Executive officers and directors as a group (17 persons)	767,046	346,985	1,114,031	11.5%

* Less than 1%

(1) Excludes shares that may be acquired through stock options exercises.

(2) Includes shares that may be acquired within 60 days of June 30, 2007 upon exercise of options.

(3) Includes 71,125 shares held in trust for the spouse of James L. Herbert.

(4) Includes 17,074 shares over which Mr. Papesh is considered to have investment power.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

Neogen Corporation is managed under the direction of its Board of Directors. The Board conducts its business through meetings of the Board and its committees. The Board held 6 meetings, and there were a total of 9 committee meetings during 2007. Each director attended more than 75% of the total meetings of the Board and the committees on which he served in 2007. Directors are expected to attend the Annual Meeting of shareholders unless they have a schedule conflict or other valid reason. All the current Board members, with the exception Dr. Yeutter, attended the 2007 Annual Meeting.

Independent Directors

A director is not considered to be independent unless the Board determines that he has no material relationship with Neogen Corporation, either directly or through any organization with which he is affiliated that has a relationship with Neogen Corporation. Based on a review of the responses of the directors to questions about employment history, affiliation and family and other relationships and on discussions with the directors, all non-employee directors except Jack C. Parnell may be considered to be independent. As members of management, James L. Herbert, Chairman and Chief Executive Officer and Lon M. Bohannon, President and Chief Operating Officer, are not independent. Jack C. Parnell was not considered to be independent because of his relationship with Kahn, Soares and Conway, a firm that currently acts as Neogen Corporation's government affairs advisors. Neogen Corporation currently pays Kahn, Soares and Conway a retainer of $1,750 monthly for its services. Effective August 1, 2007, the monthly retainer for the services of Kahn, Soares and Conway has been reduced to $750. The Company does not expect to incur expenses in excess of the amount of the retainer. With this change in the amount of the retainer, effective August 1, 2007, Mr. Parnell is considered to be independent.

Board Committees

The Board has four committees. The current membership, number of meetings held during 2007 and the function performed by each of these committees are described below. None of the members of any of the committees is or ever has been an employee of the Company. The Board has determined that each of the committee members meets the independence standards for that committee within the meaning of applicable Nasdaq and SEC regulations.

Audit Committee—Mr. Reed (Chair), Mr. Book and Dr. Guyer currently are members of the Audit Committee. The Audit Committee met five times during 2007 and oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee meets with management and the Company's independent registered public accounting firm throughout the year and reports the results of its activities to the Board of Directors. Further information regarding the role of the Audit Committee is contained in its charter that is available in the "Investor Relations" section of the Company's website at www.neogen.com. For further information, see "Audit Committee Report" in this Proxy Statement. The Board has determined that Mr. Reed is an "audit committee financial expert" for purposes of applicable SEC rules.

Compensation Committee—Mr. Parnell (Chair) and Mr. Fischer currently are members of the Compensation Committee, which met one time during 2007. The purpose of the Compensation Committee is to assist the Board in discharging its overall responsibilities relating to executive compensation. The Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers prior to the beginning of each year, evaluates current year performance in light of those goals and establishes compensation levels for the upcoming year, including salary and bonus targets. Except in the case of the Chief Executive Officer, management provides recommendations to the Compensation Committee concerning compensation for officers. The Compensation Committee does not have a charter.

Stock Option Committee—Mr. Papesh (Chair), Mr. Book and Mr. Reed currently are members of the Stock Option Committee, which met one time during 2007. The purpose of the Stock Option Committee is to assist the Board in discharging its overall responsibilities relating to the Neogen Corporation Stock Option Plan. Except in the case of the Chief Executive Officer, management provides recommendations to the Stock Option Committee concerning stock option awards for officers and employees. For further information, see "Compensation Discussion and Analysis" in this Proxy Statement.

Nominating Committee—Mr. Book (Chair) and Mr. Parnell currently serve on the Nominating Committee. The Nominating Committee, which met two times during 2007 (as a part of the meeting of the whole of the Board of Directors with Mr. Herbert and Mr. Bohannon abstaining from deliberations and voting during such meetings), makes recommendations to the Board regarding individuals for nomination as director. For further information, see the charter of the Nominating Committee that is available in the "Investor Relations" section of the Company's website at www.neogen.com. When seeking to identify an individual to become a director to fill a new position or vacancy, the Nominating Committee will consult with incumbent directors, management and others. The Nominating Committee will consider, among other factors, the background and reputation of potential candidates in terms of character, personal and professional integrity, business and financial experience and acumen, how a person would complement the other directors in providing a diversity of expertise and experience and a person's availability and willingness to devote sufficient time to Board duties. Shareholders may recommend director candidates for consideration by the Nominating Committee by writing to the Secretary at 620 Lesher Place, Lansing, Michigan 48912, giving the candidate's name, relationship, if any, to the shareholder making the recommendation, biographical data and qualifications. The submission should also include a statement from the candidate consenting to being considered and, if nominated and elected, to serving as a director.

Management's Role in Determining Executive Compensation

The Compensation Committee makes all final decisions regarding officer compensation. Management's involvement in executive compensation is typically for the Chief Executive Officer to make recommendations on compensation for those other than himself. No member of the Compensation Committee has served as an officer or employee at any time. No executive officer serves as a member of the compensation committee of any other company that has an executive officer serving as a member of Neogen Corporation's Board of Directors. None of Neogen Corporation's executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of the Compensation Committee.

Lead Director/Executive Sessions of Non-Management Directors

Mr. Parnell has been designated the lead independent director, with responsibility for coordinating the activities of the other independent directors. Mr. Parnell chairs all executive sessions of the Board. Mr. Herbert and Mr. Bohannon do not attend the executive sessions except that either officer may attend a portion of any session upon request. At least one executive session is held yearly.

Contacting the Board of Directors

Shareholders and other interested persons may communicate directly with the Board on a confidential basis by mail to Neogen Corporation, 620 Lesher Place, Lansing, Michigan 48912. All such communications will be received directly by the Secretary of the Board and will not be screened or reviewed by any other Neogen Corporation employee.

Code of Conduct and Ethics

Neogen Corporation has adopted a Code of Conduct applicable to all Neogen Corporation employees, officers and directors, including specifically the Chief Executive Officer, Chief Financial Officer and Corporate

Controller, in the performance of their duties and responsibilities. The Code of Conduct is posted on the Company's website at www.neogen.com in the "Investor Relations" section and will be mailed to any shareholder upon request to the Secretary at 620 Lesher Place Lansing, Michigan 48912.

Certain Relationships and Related Party Transactions

The Board of Directors acting as a committee of the whole approves or ratifies transactions involving directors, executive officers or principal shareholders, or members of their immediate families or entities controlled by any of them, or in which they have a substantial ownership interest, in which the amount involved exceeds $120,000 and that are otherwise reportable under SEC disclosure rules. Such transactions include employment of immediate family members of any director or executive officer. Management advises the Board of any such transaction that is proposed to be entered into or continued and seeks approval. In the event any such transaction is proposed for which a decision is required prior to the next regularly scheduled meeting of the Board, it may be presented to the Audit Committee Chair for approval, in which event the decision will be reported to the full Board at its next meeting.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

The names and titles of our named executive officers ("NEOs") for SEC reporting purposes are:

Name	Title
James L. Herbert	Chairman & Chief Executive Officer
Lon M. Bohannon	President & Chief Operating Officer
Richard R. Current	Vice President & Chief Financial Officer & Secretary
Edward L. Bradley	Vice President Food Safety Operations
Terri A. Morrical	Vice President Animal Safety Operations

Brief biographies of the NEOs, except Mr. Herbert and Mr. Bohannon follow. Biographies of Mr. Herbert and Mr. Bohannon, who are also Directors of the Company, are included in "Proposal I Election of Directors".

Edward L. Bradley, age 47, joined Neogen in February 1995 as Vice President of Sales and Marketing for AMPCOR Diagnostics, Inc. In June 1996, he was made a Vice President of Neogen Corporation. Currently, Mr. Bradley is responsible for all activities focused on food safety products on a worldwide basis except Research and Development and European operations. From 1988 to 1995, Mr. Bradley served in several sales and marketing capacities for Mallinckrodt Animal Health, including the position of National Sales Manager responsible for 40 employees in its Food Animal Products Division. Prior to joining Mallinckrodt, he held several sales and marketing positions for Stauffer Chemical Company.

Richard R. Current, age 63, joined the Company in November 1999 as Vice President & Chief Financial Officer. In 2007, he was given the added title of Secretary. Prior to joining Neogen, Mr. Current served as Executive Vice President and Chief Financial Officer of Integral Vision, Inc. from 1994 to 1999 and as Vice President and Chief Financial Officer of the Shane Group, Inc., a privately held company, from 1991 to 1994. Mr. Current was associated with the public accounting firm of Ernst & Young for 24 years and served as Managing Partner of the Lansing, Michigan office from 1986 to 1991.

Terri A. Morrical, age 42, joined Neogen Corporation on September 1, 1992 as part of the Company's acquisition of WTT, Incorporated. She has directed most aspects of the Company's Animal Safety operations since she joined the Company and currently serves as Vice President in charge of all of the Company's Animal Safety operations. From 1986 to 1991, she was Controller for Freeze Point Cold Storage Systems and concurrently served in the same capacity for Powercore, Inc. In 1990, she joined WTT, Incorporated as Vice President and Chief Financial Officer and then became President, the position she held at the time Neogen acquired the business.

Compensation Objectives

Neogen executive compensation programs are designed to be aligned with shareholder value creation and are structured to reward individual and organizational performance and be simple, concise and understandable. A significant percentage of each NEO's compensation consists of variable pay.

The primary objectives of the compensation programs covering NEOs are to:

- Attract, retain and motivate highly talented executives who will drive the success of the business;
- Align incentives with the achievement of measurable corporate, business unit and individual performance objectives based on financial and non-financial measures, as appropriate;
- Provide over-all compensation that is comparable to similar roles with competitors for talent generally; and
- Ensure reasonable, affordable and appropriate compensation program costs.

Compensation Elements

The primary pay elements provided to NEOs are:

- Base salary;
- Annual bonus delivered through short-term bonus plans; and
- Equity-based long-term incentive compensation delivered in the form of stock option grants.

Other pay elements include health and welfare benefits plans under which the NEOs receive similar benefits to those provided to all other eligible U.S.-based employees, such as medical, life insurance and disability coverage.

The Compensation Committee is provided materials by management regarding the various compensation elements of each NEO's compensation package. The Committee makes decisions about each compensation element in the context of each NEO's total pay package. Positions at higher levels at Neogen Corporation generally have a greater emphasis on variable pay elements of bonus and stock options, although no specific formula, schedule or tier is applied in establishing compensation "mix."

Each of the compensation elements and its purpose is further described below.

Base Salary: Base salary is intended to compensate the executive for the basic market value of the position, time in the position and the relation of that position to other positions in the Company. Each NEO's salary and performance are reviewed annually. Factors considered in determining the level of executive pay include the role and responsibilities of position, performance against expectations and an individual's job experience or unique role responsibilities.

Base salary rate increases from 2006 to 2007 are shown in the following table. Actual earned salary for 2007 is shown in the "Salary" column of the Summary Compensation Table.

Base Salary

Name	2006 Salary Rate	2007 Salary Rate	Percent Increase
James L. Herbert	$275,000	$275,000	0.0%
Lon M. Bohannon	175,000	195,000	11.4%
Richard R. Current	141,000	145,000	2.8%
Edward L. Bradley	118,600	128,600	8.4%
Terri A. Morrical	121,000	131,000	8.3%

Mr. Herbert's compensation is based on factors including comparison to pay levels of chief executive officers of companies of similar size and complexity (see "Chief Executive Officer Compensation"), the level of business performance in 2006, historical salary increases and time in position. Other NEOs' compensation was based on the scope of their responsibilities, the level of performance in 2006 and time in position.

Annual Bonus: Annual bonuses are intended to motivate and reward executives for achieving or exceeding specific annual performance goals focused primarily on total Company performance in the case of Mr. Herbert, Mr. Bohannon and Mr. Current, and the performance of the businesses for which the other NEOs are responsible. The bonus potential is established in the same general manner as salaries, with the view that, if the full potential is attained, each NEO's total cash compensation should be competitive, taking into account the scope of the individual's responsibility, time in the position and overall level of performance in the role. Bonuses are generally paid in November of the fiscal year following the fiscal year in which they are earned. Bonuses related to the 2006 fiscal year that were paid between November of 2006 and January 2007 were as follows:

Annual Bonus

Name	Target Value	Actual Payments	Payment as Percentage of Target
James L. Herbert	$150,000	$150,000	100%
Lon M. Bohannon	70,000	70,000	100%
Richard R. Current	30,000	30,000	100%
Edward L. Bradley	37,000	24,200	65%
Terri A. Morrical	37,000	24,000	65%

The final determination of the actual bonuses paid included a subjective evaluation of each individual's performance in light of the competitive environment in the businesses for which he or she had responsibility, other challenges faced by him or her and other significant achievements during the year.

The Chief Executive Officer made recommendations and provided rationale to the Compensation Committee regarding the bonus payout for each other officer. The Compensation Committee reviewed these recommendations and then acted to approve the bonuses paid in the 2007 fiscal year. The Compensation Committee reviewed and acted to approve the bonus payment for the Chief Executive Officer in the 2007 year.

Long-term Incentive Compensation: The objectives of the long-term incentive portion of the compensation package are to:

- align the personal and financial interests of management and other employees with shareholder interests;
- balance short-term decision-making with a focus on improving shareholder value over the long term;
- provide a means to attract, reward and retain a skilled management team; and
- provide the opportunity to build a further ownership position in Neogen Corporation stock.

The long-term incentive mechanism at Neogen Corporation has been and continues to be stock option awards, the ultimate value of which is dependent on increases in the Company's stock price. Stock options are granted to provide employees with a personal financial interest in the Company's long-term success, encourage retention and enable Neogen Corporation to compete for the services of new employees in a competitive market. Neogen Corporation continues to believe that stock options are the most appropriate means to accomplish long-term incentive objectives.

The stock option program is designed to deliver long-term awards at a highly competitive level while incurring a minimal level of expense and shareholder dilution relative to other long-term incentive programs. Neogen Corporation's compound growth rate in stock price has been 14% over the past 5 years. It is the Company's view that stock options represent the optimal use of the corporate resources and the best way to achieve the objectives of the long-term compensation element.

Neogen Corporation maintains one equity-based long-term incentive plan that has been previously approved by shareholders—Neogen Corporation 1997 Stock Option Plan, as amended.

In general all options granted by Neogen Corporation are qualified options with five-year lives that vest 20% per year following the year of grant. A small number of nonqualified stock options, with up to ten-year terms and vesting 33% per year following the year of grant are granted to Directors. In all cases grant prices are equal to the closing price on the day of the grant. Neogen Corporation does not reprice options and does not "reload"—which means the recipient is only able to exercise the number of shares in the original stock option grant. Neogen Corporation's practice has been to make an annual award to the majority of recipients as well as occasional hire-on awards to select new hires.

Annual stock option grants are made at the discretion of the Stock Option Committee, with the exception of non-employee director awards that are granted under the terms of the Stock Option Plan. Management makes recommendations to the Stock Option Committee as to the stock option award levels and terms. The determination with respect to the number of options to be granted to any particular participant is ultimately subjective in nature. While no specific performance measures are applied, factors considered in determining the number of options to be awarded to an individual include his or her level of responsibility and position within the Company, demonstrated performance over time, value to Neogen Corporation's future success, historic grants, retention concerns and, in the aggregate, share availability under the plan and overall Company expense and shareholder dilution from awards. Management provides the Stock Option Committee information on grants made in the past three years and the accumulated value of all stock option awards outstanding to each NEO.

The table below shows the size of the 2007 stock option grants to each of the NEOs.

Name	Shares	Grants (1)(2)
James L. Herbert	5,000	$ 42,650
Lon M. Bohannon	24,000	204,720
Richard R. Current	13,000	110,890
Edward L. Bradley	13,000	110,890
Terri A. Morrical	14,000	119,420

(1) Represents 2007 FAS Statement 123R compensation cost recognized by the Company for stock option awards made in 2007.

(2) The stock option FAS 123R values throughout this Proxy Statement have been calculated using the Black-Scholes option pricing model and the assumptions in the following table:

Black-Scholes Model Assumptions (a)	2007	2006	2005	2004	2003
Risk-free interest rate	4.72%	4.90%	3.25%	2.70%	2.70%
Expected dividend yield	0%	0%	0%	0%	0%
Expected stock price volatility	46.64%	44.50%	44.50%	47.00%	54.00%
Expected option life	4 Years	4 Years	4 Years	4 Years	4 Years

(a) The risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options are expected to be outstanding, is based on historical option exercise and employee termination data.

Retirement Plans: A defined contribution plan, the Neogen Corporation 401(k) Retirement Savings Plan ("401(k) Plan") is available to all eligible U.S. employees including all NEOs. Under the 401(k) Plan, Neogen Corporation matches dollar per dollar of the first 3%, and fifty cents per dollar of the next 2%, of pay contributed by the employee up to the Internal Revenue Code limits ($15,000 annual deferral in 2007). Matching contributions to the 401(k) Plan are vested immediately upon payment.

Health and Welfare Benefits Plans: Benefits such as medical, life insurance and disability coverage are provided to each NEO under benefits plans that are provided to all eligible U.S.-based employees. The benefits plans are part of the overall total compensation offering and are provided to be both competitive with other employers and provide health care coverage for employees and their families. The NEOs have no additional Company-paid health benefits. Similar to all other employees, NEOs have the ability to purchase supplemental life, dependent life, long-term care insurance, dental and accidental death and dismemberment coverage through the Company. The value of these benefits is not included in the Summary Compensation Table since they are purchased by each NEO and are made available to all U.S. employees. No form of post-retirement health care benefits is provided to any employee.

Perquisites: The values of perquisites and other personal benefits for 2007 are included in the "All Other Compensation" column of the Summary Compensation Table. In general the value of perquisites granted to NEOs are considered to be deminimis.

2002 Employee Stock Purchase Plan: Employees in the U.S. are permitted to voluntarily purchase Neogen Corporation stock at a 5% discount through after-tax payroll deductions under the Employee Stock Purchase Plan ("ESPP") as a way to facilitate employees becoming shareholders of Neogen Corporation. The ESPP purchases stock bi-annually for participants through a third-party plan administrator. With the exception of Mr. Herbert, all NEOs are eligible to participate in the plan and did so during the year.

Executive and Non-Employee Director Stock Ownership Policy

Neogen Corporation has a stock ownership policy in place for all corporate officers, including the NEOs, and Directors. This reflects the Company's conviction that all senior executives should have meaningful actual share ownership positions in the Company in order to reinforce the alignment of management and shareholder interests. The ownership policy was adopted by the Board of Directors at its meeting July 26, 2007. It is expected that the Compensation Committee will periodically review the policy requirements to ensure they continue to be reasonable and competitive.

The ownership requirements are:

Position	Market Value of Stock Owned	Expected Time Period to Comply
Non-Employee Directors ...	2 times annual retainer	5 years
Chief Executive Officer	2 times annual salary, including bonus	3 years
Corporate Officers	2 times annual salary including bonus	5 years

Stock owned includes shares owned outright, including 401(k) Plan shares, but does not include stock options. As of May 31, 2007, all non-employee directors and all NEOs are at or above the applicable stock ownership requirement or within the expected time period to comply.

Employment Agreements and Severance Policy

Neogen Corporation does not provide employment or severance agreements. The Company maintains a discretionary severance practice for all eligible employees, which could potentially include the NEOs. The discretionary practice provides for payments as determined by the Company as circumstances warrant.

Chief Executive Officer Compensation

Compensation Information: During 2007, for purposes of its review of Mr. Herbert's pay, the Compensation Committee considered the following criteria:

- The success of the Company in the past year
- The success of the Company over an extended period
- The importance of Mr. Herbert to the continued success of the Company

Base Salary: Mr. Herbert remained at $275,000 in the 2007 year. Base salary determinations include consideration of the level of business performance in 2006, historical base salary increases and time in the position and take into consideration all forms of compensation earned, including long term incentive compensation earned.

Annual Bonus: Mr. Herbert achieved 100% of his 2007 bonus objectives resulting in a $150,000 payout based on accomplishments during the year. Mr. Herbert's bonus payout was also $150,000 in 2006.

Long-term Incentive Compensation:

Share-Based Compensation: Effective June 1, 2006, Neogen Corporation adopted the provisions of FAS 123R. FAS 123R requires companies to measure the cost of employee stock options based on the grant-date fair value and recognize that cost over the period during which a recipient is required to provide services in exchange for the options, typically the vesting period. The provisions of FAS 123R were adopted using the modified-retrospective transition method. Under this method, all prior periods were restated on a consistent basis based on the pro forma expense previously disclosed.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis and, on the basis of such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by:

Jack C. Parnell
A. Charles Fischer
Members of the Compensation Committee

EXECUTIVE COMPENSATION

The table sets forth information regarding all elements of the compensation paid to Neogen Corporation's principal executive officers, principal financial officer and three other most highly compensated executive officers (the "NEOs") for fiscal year 2007.

Name and Principal Position	Salary	Bonus (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total
James L. Herbert, Chairman & Chief Executive Officer	$275,000	$150,000	$176,677	$ —	$7,508	$609,185
Lon M. Bohannon, President & Chief Operating Officer	195,000	70,000	184,080	—	7,651	456,731
Richard R. Current, Vice President & Chief Financial Officer	145,000	30,000	103,706	—	7,097	285,803
Edward L. Bradley, Vice President Food Safety Operations	128,600	—	98,630	24,200	4,429	255,859
Terri A. Morrical, Vice President Animal Safety Operations	131,000	—	101,612	24,000	5,466	262,078

(1) SEC rules require separation of the discretionary and formulaic aspects of annual bonus payments into the two separate columns—Bonus and Non-Equity Incentive Plan Compensation.

(2) Amounts represent 2007 compensation cost recognized based on FAS 123R related to stock option awards during 2007 and prior years. For information on valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term Incentive Compensation". The following table sets forth the 2007 compensation cost recognized for 2007 awards or the portion of awards vested in 2007 from prior grants as shown in the "Option Awards" column:

Option Award

Name	2007 Awards	2006 Awards	2005 Awards	2004 Awards	2003 Awards	Total
James L. Herbert	$ 8,530	$ 1,274	$ 6,060	$90,450	$70,363	$176,677
Lon M. Bohannon	40,944	30,576	26,664	51,255	34,641	184,080
Richard R. Current	22,178	16,562	15,756	28,643	20,568	103,707
Edward L. Bradley	22,178	15,288	14,544	27,135	19,485	98,630
Terri A. Morrical	23,884	16,562	14,544	27,136	19,486	101,612

(3) Includes 401 (k) Plan and Employee Stock Purchase Plan matching contributions on account of the 2007 fiscal year. See "Compensation Discussions and Analysis—Compensations Elements" for additional information on these amounts.

The following table indicates the "mix" of total direct compensation for the NEOs in 2007 based on salary, total bonus payment and the FAS 123R compensation expense of 2007 option awards:

Name	Salary	Annual Bonus	Stock Option Grant-Date Value using Black-Scholes (1)
James L. Herbert	$275,000	$150,000	$ 42,650
Lon M. Bohannon	195,000	70,000	204,720
Richard R. Current	145,000	30,000	110,890
Edward L. Bradley	128,600	24,200	110,890
Terri A. Morrical	131,000	24,000	119,420

(1) Calculations use grant-date fair value based on FAS 123R for 2007 stock options grants. For purposes of this table, the calculations do not attribute the compensation cost to the requisite vesting period.

Grants of Plan-Based Awards

This table sets forth additional information regarding the range of option awards granted to the NEOs in 2007 that are disclosed in the Summary Compensation Table.

Name	Grant Date (1)	Number of Securities Underlying Options	Exercise of Base Price of Options Awards (2)	Grant-date Fair Value of Options Awards (3)
James L. Herbert	11/3/2006	5,000	$20.30	$ 42,650
Lon M. Bohannon	11/3/2006	24,000	20.30	204,720
Richard R. Current	11/3/2006	13,000	20.30	110,890
Edward L. Bradley	11/3/2006	13,000	20.30	110,890
Terri A. Morrical	11/3/2006	14,000	20.30	119,420

(1) Grant Date pertains to the 2007 stock options awards

(2) In accordance with the terms of the 1997 Plan, these options were granted at 100% of the closing market price on the day of the grant. Options have five-year to ten-year terms and become exercisable as to 20% to 33% of the shares on each of the first three to five anniversary dates of the grant.

(3) Represents grant-date value based on FAS 123R for 2007 option grants. For information on 2006 valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term, Incentive Compensation".

Outstanding Equity Awards at Fiscal Year-End

This table sets forth information as to unexercised options that were held by the NEOs at May 31, 2007.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
James L. Herbert				
	20,408	—	$ 5.00	8/9/2010
	—	2,041	9.80	9/11/2007
	32,435	—	9.80	9/11/2012
	68,421	—	15.20	10/10/2013
	1,860	—	15.20	10/10/2008
	2,087	2,631	15.20	10/10/2008
	400	600	20.45	12/21/2009
	2,667	1,333	20.45	12/21/2014
	80	320	18.41	10/31/2010
	200	400	18.41	10/31/2015
	—	5,000	20.30	11/3/2011
	128,558	12,325		
Lon M. Bohannon				
	—	2,025	$ 9.80	9/11/2007
	14,088	—	15.20	10/10/2013
	1,379	3,200	15.20	10/10/2008
	165	—	20.45	12/21/2009
	1,595	2,640	20.45	12/21/2009
	11,733	5,867	20.45	12/21/2014
	1,068	—	18.41	10/31/2010
	—	4,276	18.41	10/31/2010
	6,219	12,437	18.41	10/31/2015
	—	9,408	20.30	11/3/2011
	—	14,592	20.30	11/3/2011
	36,247	54,445		
Richard R. Current				
	3,316	—	$ 9.80	9/11/2012
	—	3632	9.80	9/11/2007
	129	—	15.20	10/10/2008
	5,169	3,532	15.20	10/10/2008
	4,920	—	15.20	10/10/2013
	1,583	—	20.45	12/21/2009
	—	2,376	20.45	12/21/2009
	6,027	3,014	20.45	12/21/2014
	1,028	—	18.41	10/31/2010
	—	4,115	18.41	10/31/2010
	2,619	5,238	18.41	10/31/2015
	—	3,208	20.30	11/3/2011
	—	9,792	20.30	11/3/2011
	24,791	34,907		

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Edward L. Bradley				
	—	2,602	$ 9.80	9/11/2007
	9,494	—	9.80	9/11/2012
	12,679	—	15.20	10/10/2013
	1,352	3,928	15.20	10/10/2008
	1,578	2,367	20.45	12/21/2009
	5,370	2,685	20.45	12/21/2014
	960	—	18.41	10/31/2010
	—	3,840	18.41	10/31/2010
	2,400	4,800	18.41	10/31/2015
	—	2,877	20.30	11/3/2011
	—	10,123	20.30	11/3/2011
	33,833	33,222		
Terri A. Morrical				
	8,240	2,887	$ 9.80	9/11/2007
	8,068	—	9.80	9/11/2007
	13,598	—	15.20	10/10/2013
	4,337	—	15.20	10/10/2008
	1,004	3,562	15.20	10/10/2008
	170	—	20.45	12/21/2009
	1,407	2,367	20.45	12/21/2009
	5,371	2,685	20.45	12/21/2014
	1,040	—	18.41	10/31/2010
	—	4,160	18.41	10/31/2010
	2,600	5,200	18.41	10/31/2015
	—	3,286	20.30	11/3/2011
	—	10,714	20.30	11/3/2011
	45,835	34,861		

Option Exercises and Stock Vested

This table sets forth information with respect to option exercises by the NEOs during 2007.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)
James L. Herbert	117,632	$1,169,546
Lon M. Bohannon	81,309	704,566
Richard R. Current	34,803	388,767
Edward L. Bradley	36,194	384,045
Terri A. Morrical	24,556	218,999

(1) Represents the difference between the exercise price and the closing price of the Common Stock as reported as the NASDAQ-GS closing price on the exercise date.

Pension Benefits

Neogen Corporation sponsors no defined benefits plans, therefore, none of the NEOs participate in a defined benefit plan sponsored by Neogen Corporation.

As of May 31, 2007, each NEO holds the following unvested stock options from the 1997 Stock Option Plans that, under the terms of the plan and at the discretion of the Board of Directors, could be vested upon the occurrence of certain significant corporate transactions such as a merger or other business combination.

Name	Number of Unvested Options	Underlying Unrealized Value of Options
James L. Herbert	12,325	$123,180
Lon M. Bohannon	54,445	453,365
Richard R. Current	34,907	320,159
Edward L. Bradley	33,222	298,137
Terri A. Morrical	34,861	312,087

(1) The unrealized value of unvested options was calculated by multiplying the number of shares underlying unvested options by the closing price of the stock as of May 31, 2007 ($27.38), less the exercise price of the unvested option grants

COMPENSATION OF DIRECTORS

Director Compensation

This table sets forth information regarding compensation paid during 2007 to directors who were not employees.

Name	Option Awards (1)	All Other Compensation	Total
Robert M. Book	$13,973	$ —	$13,973
A. Charles Fischer	14,216	—	14,216
Gordon E. Guyer Ph.D.	13,973	—	13,973
G. Bruce Papesh	13,973	—	13,973
Jack C. Parnell	13,973	21,000 (2)	34,973
Thomas H. Reed	13,973	—	13,973

(1) Amounts represent 2007 compensation cost recognized based on FAS 123R related to stock option awards during 2007 and prior years. For information on valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term Incentive Compensation".

(2) Amount represents a retainer paid to the law firm of Kahn, Soares and Conway for consulting services. Mr. Parnell is a member of this firm. Effective August 1, 2007, the amount of the retainer was reduced to $750 monthly. The Company has not used services of Kahn, Soarer and Conway in excess of those allowed for in the retainer since prior to fiscal 2002 and does not expect to exceed those levels in the future. The following table sets forth the 2007 compensation cost recognized for 2007 awards or the portion of awards vested in 2007 from prior grants as shown in the "Options Awards" column.

Option Award

Name	2007 Awards	2006 Awards	2005 Awards	Total
Robert M. Book	$ 5,687	$4,246	$4,040	$13,973
A. Charles Fischer	14,216	—	—	14,216
Gordon E. Guyer Ph.D.	5,687	4,246	4,040	13,973
G. Bruce Papesh	5,687	4,246	4,040	13,973
Jack C. Parnell	5,687	4,246	4,040	13,973
Thomas H. Reed	5,687	4,246	4,040	13,973

The grant-date fair value based on FAS 123R of the stock option awards granted in 2007, the FAS 123R compensation cost recognized for 2007 grants and outstanding option awards at May 31, 2007 were:

Name	Grant-Date Fair Value based On FAS 123R Of 2007 Grants	Compensation Cost Recognized for 2007 Grants	Option Awards Outstanding at May 31, 2007
Robert M. Book	$17,060	$ 5,687	11,000
A. Charles Fischer	42,650	14,216	5,000
Gordon E. Guyer Ph.D.	17,060	5,687	16,834
G. Bruce Papesh	17,060	5,687	14,336
Jack C. Parnell	17,060	5,687	7,002
Thomas H. Reed	17,060	5,687	13,500

Until August 1, 2007, the Company did not pay directors fees to any director for attendance at meetings of the Board or standing Committees. Effective August 1, 2007 directors are paid $1,000 for each Board meeting attended and $500 for each committee meeting attended. All non-employee directors will continue to be granted non-qualified options to purchase 5,000 shares of Common Stock when first elected to the Board of Directors and non-qualified options to purchase 2,000 shares of Common Stock upon subsequent election to, or commencement of annual service on, the Board of Directors. The options expire ten years after the date of grant and vest over three years in equal annual installments commencing with the first anniversary of the date of grant. All directors are eligible to receive reimbursement for all ordinary travel expenses related to attendance at Board or committee meetings.

AUDIT COMMITTEE REPORT

The undersigned constitute the Audit Committee of the Board of Directors of Neogen Corporation. The committee serves in an oversight capacity and is not intended to be part of the Company's operational or managerial decision-making process. Management is responsible for the preparation, integrity and fair presentation of information in the Consolidated Financial Statements, the financial reporting process and internal control over financial reporting. Neogen's independent registered public accounting firm is responsible for performing independent audits of the Consolidated Financial Statements and an audit of management's assessment of internal control over financial reporting. The Committee monitors and oversees these processes. The Committee also approves the selection and appointment of Neogen's independent registered public accounting firm and recommends the ratification of such selection and appointment to the shareholders.

In this context, the Committee met and held discussions with management and Ernst & Young LLP throughout the year and reported the results of our activities to the Board of Directors. Specifically the following were completed:

- Reviewed and discussed the audited financial statements for the fiscal year ended May 31, 2007 with Neogen's management;
- Discussed with Ernst & Young LLP the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards), as amended; and
- Received written disclosure regarding independence from Ernst & Young LLP as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with Ernst & Young LLP its independence.
- Based on the above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's fiscal year 2007 annual report on Form 10-K and the Company's annual report to shareholders.

Submitted by:

Thomas Reed
Robert Book
Gordon Guyer

Members of the Audit Committee

ADDITIONAL INFORMATION

Shareholder Proposals for the 2008 Annual Meeting

Proposals of shareholders that are intended to be presented by such shareholders at the Company's next annual meeting of shareholders must be received by the Company no later than May 15, 2008 in order to be included in the proxy statement and form of proxy for the next annual meeting. Any such proposal received by our principal executive offices in Lansing, Michigan after such date will be considered untimely and may be excluded from the proxy statement and form of proxy.

The deadline for submission of shareholder proposals to be presented at the 2008 annual meeting, but which will not be included in the proxy materials and form of proxy relating to such meeting, is May 15, 2008. Any such proposal received by our principal executive offices in Lansing, Michigan after such date may be considered untimely and excluded. If such proposal is presented at the 2008 annual meeting, the persons named in the proxy for such meeting may exercise their discretionary voting power with respect to such proposal.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires beneficial owners of more than 10% of our Common Stock, among others, to file reports with respect to changes in their ownership of Common Stock. Thomas Reed, a director of the Company was late in filing a Form 4 with respect to a transaction in August 2006. Paul Satoh, Ph.D. was late in filing a form 4 in February 2007. James Herbert, Chairman of the Board and CEO, was late in filing a Form 4 with respect to a transaction in April 2007.

Other Action

At this time, no other matter other than those referred to above is known to be brought before the meeting. If any additional matter should properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote said proxy in accordance with their judgment on such matter.

Expenses of Solicitation

The cost of solicitation of proxies for the Annual Meeting is being paid by the Company. In addition to solicitation by mail, proxies may be solicited by officers, directors and regular employees of the Company personally or by telephone or other means of communication. The Company will, upon request, reimburse brokers and other nominees for their reasonable expenses in forwarding the proxy material to the beneficial owners of the stock held in street name by such persons.

By Order of the Board of Directors



Richard R. Current
Secretary

September 7, 2007

APPENDIX A

NEOGEN CORPORATION 2007 STOCK OPTION PLAN

NEOGEN CORPORATION

1. *Definitions*: As used herein, the following terms shall have the following meanings:

(a) "Code" shall mean the Internal Revenue Code of 1986, as amended, and the applicable rules and regulations thereunder.

(b) "Committee" shall mean, (i) with respect to administration of the Plan regarding Participants who are subject to Section 16(a) and (b) of the Exchange Act, a committee meeting the standards of Rule 16b-3 of the Rules and Regulations under the Exchange Act, or any similar successor rule, appointed by the Board of Directors of the Company to perform any of the functions and duties of the Committee under the Plan, or the Board of Directors as a whole, (ii) with respect to administration of the Plan regarding Participants whose compensation is subject to Section 162(m) of the Code, a committee comprised solely of two or more "outside directors" (within the meaning of Treasury Regulation Section 1.162-27(e)(3) or any successor regulation or rule) appointed by the Board of Directors of the Company to perform any of the functions and duties of the Committee under the Plan, or the Board of Directors as a whole, and (iii) with respect to administration of the Plan regarding all other Participants, such committee or the Board of Directors of the Company, as described in clauses (i) or (ii), or such other committee or entity appointed by the Board of Directors of the Company to perform any of the functions and duties of the Committee under the Plan.

(c) "Common Shares" shall mean the Common Shares, $.16 par value, of the Company.

(d) "Company" shall mean Neogen Corporation, a Michigan corporation, or any successor thereof.

(e) "Discretion" shall mean the sole discretion of the Committee, with no requirement whatsoever that the Committee follow past practices, act in a manner consistent with past practices, or treat any key employee, director, or consultant in a manner consistent with the treatment afforded other key employees, directors, or consultants with respect to the Plan or otherwise.

(f) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(g) "Incentive Option" shall mean an option to purchase Common Shares which meets the requirements set forth in the Plan and also is intended to be, and qualifies as, an incentive stock option within the meaning of Section 422 of the Code.

(h) "Nonqualified Option" shall mean an option to purchase Common Shares which meets the requirements set forth in the Plan but is not intended to be, or does not qualify as, an incentive stock option within the meaning of the Code.

(i) "Participant" shall mean any individual covered by Paragraph 11 or designated by the Committee under Paragraph 6 for participation in the Plan.

(j) "Plan" shall mean this Neogen Corporation 2007 Stock Option Plan.

(k) "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(l) "Subsidiary" shall mean any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of all classes of outstanding voting equity interests.

(m) "Outside Director" shall mean any member of the Company's Board of Directors who is not an employee of Neogen Corporation or any of its Subsidiaries.

2. *Purpose of Plan*: The purpose of the Plan is to provide key employees (including officers), directors, and consultants of the Company and its Subsidiaries with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of the Company and its Subsidiaries, to join the interests of key employees, directors, and consultants with the interests of the shareholders of the Company, and to facilitate attracting and retaining key employees, directors, and consultants of exceptional ability.

3. *Administration*: The Plan shall be administered by the Committee. Subject to the provisions of the Plan, the Committee shall determine, from those eligible to be Participants under the Plan, the persons to be granted stock options, the amount of stock to be optioned to each such person, the time such options shall be granted and the terms and conditions of any stock options. Such terms and conditions may, in the Committee's Discretion, include, without limitation, provisions providing for termination of the option, forfeiture of the gain on any option exercises or both if the Participant competes with the Company or otherwise acts contrary to the Company's interests, and provisions imposing restrictions, potential forfeiture or both on shares acquired upon exercise of options granted pursuant to this Plan. The Committee may condition any grant on the potential Participant's agreement to such terms and conditions.

Subject to the provisions of the Plan, the Committee is authorized to interpret the Plan, to promulgate, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for its administration. Interpretation and construction of any provision of the Plan by the Committee shall, unless otherwise determined by the Board of Directors of the Company, be final and conclusive. A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by a majority of the Committee, shall be the acts of the Committee.

4. *Indemnification*: In addition to such other rights of indemnification as they may have, the members of the Committee shall be indemnified by the Company in connection with any claim, action, suit or proceeding relating to any action taken or failure to act under or in connection with the Plan or any option granted hereunder to the full extent provided for under the Company's articles of incorporation or bylaws with respect to indemnification of directors of the Company.

5. *Maximum Number of Shares Subject to Plan*: The maximum number of shares with respect to which stock options may be granted under the Plan shall be an aggregate of 1,000,000 Common Shares, which may consist in whole or in part of authorized and unissued or reacquired Common Shares. Unless the Plan shall have been terminated, shares covered by the unexercised portion of canceled, expired or otherwise terminated options under the Plan shall again be available for option and sale.

Subject to Paragraph 17, the number and type of shares subject to each outstanding stock option, the option price with respect to outstanding stock options, the aggregate number and type of shares remaining available under the Plan, and the maximum number and type of shares that may be granted to any Participant in any fiscal year of the Company pursuant to Paragraph 6, shall be adjusted by the Committee, as it deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, statutory share exchanges or reorganizations of or by the Company; provided that no fractional shares shall be issued pursuant to the Plan, no rights may be granted under the Plan with respect to fractional shares, and any fractional shares resulting from such adjustments shall be eliminated from any outstanding option. Each adjustment under this Paragraph 5 shall be made so that the aggregate exercise price of each Participant's outstanding stock options after the adjustment is not less than the aggregate exercise price of such Participant's outstanding stock options before the adjustment.

6. *Participants*: Subject to Paragraph 11, the Committee shall determine and designate from time to time, in its Discretion, those key employees (including officers), directors, and consultants of the Company or any Subsidiary to whom options are to be granted and who thereby become Participants under the Plan; provided, however, that (a) Incentive Options shall be granted only to employees (as defined in the Code) of the Company or a subsidiary corporation (as defined in the Section 424(f) of the Code) of the Company, to the extent required by Section 422 of the Code, or any successor provision, and (b) no Participant may be granted stock options to purchase more than 100,000 Common Shares in the aggregate in any fiscal year of the Company, subject to any adjustments provided in the final paragraph of Paragraph 5 and in Paragraph 17. All Common Shares covered by a stock option granted to a Participant shall be counted for purposes of the per-Participant share limitation of item (b) of the proviso in the immediately preceding sentence, regardless of whether the Participant does not acquire the Common Shares due to cancellation, expiration or termination of the stock option or other event.

7. *Allotment of Shares*: Subject to Paragraph 11, the Committee shall determine and fix the number of Common Shares to be optioned to each Participant; provided that no Incentive Option may be granted under the Plan to any one Participant which would result in the aggregate fair market value, determined as of the date the option is granted, of the underlying stock with respect to which Incentive Options are exercisable for the first time by such individual during any calendar year (under all of such plans of the Company and its parent and Subsidiary corporations) exceeding $100,000.

8. *Option Price*: Subject to the rules set forth in this Paragraph 8, the Committee, in its Discretion, shall establish the option price at the time any option is granted. Such option price shall not be less than 100% of the fair market value of the stock on the date on which such option is granted; provided that with respect to an Incentive Option granted to an employee who at the time of the grant owns (after applying the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting stock of the Company or of any parent or Subsidiary, the option price shall not be less than 110% of the fair market value of the stock subject to the Incentive Option on the date such option is granted. Fair market value of a share shall be determined by the Committee and may be determined by using the closing sale price of the Company's stock on any exchange or other market on which the Common Shares shall be traded on the trading day of the option grant or the trading day before the option grant, or if there is no sale on either such date, the last sale price before the option grant. The option price will be subject to adjustment in accordance with the provisions of Paragraphs 5 and 17 of the Plan.

9. *Granting and Exercise of Options*: The granting of options under the Plan shall be effected in accordance with determinations made by the Committee pursuant to the provisions of the Plan, by execution of instruments in writing in form approved by the Committee. Such instruments shall constitute binding contracts between the Company and the Participant.

Subject to the terms of the Plan, the Committee, in its Discretion, may grant to Participants Incentive Options, Nonqualified Options or any combination thereof. Each option granted under the Plan shall designate the number of shares covered thereby, if any, with respect to which the option is an Incentive Option and the number of shares covered thereby, if any, with respect to which the option is a Nonqualified Option.

Subject to the terms of the Plan, each option granted under the Plan shall be exercisable at any such time or times or in any such installments as may be determined by the Committee in its Discretion and specified in the agreement or other written document relating to such option; provided that the aggregate fair market value (determined as of the date the option is granted) of the underlying stock with respect to which Incentive Options are exercisable for the first time by such individual during any calendar year (under all of such plans of the Company and its parent and Subsidiary corporations) shall not exceed $100,000. Except as provided in Paragraph 14, options may be exercised only while the Participant is an employee, director, or consultant of the Company or a Subsidiary.

Notwithstanding any other term or provision of this Plan, but subject to the requirements of the Code with respect to Incentive Options that are intended to remain Incentive Options, in connection with a Participant ceasing to be an employee of or a provider of services to the Company or a Subsidiary for any reason, the stock option agreement may provide for the acceleration of, or the Committee may accelerate, in its Discretion (exercised at the date of the grant of the stock option or after the date of grant), in whole or in part, the time or times or installments with respect to which any option granted under this Plan shall be exercisable in connection with termination of a Participant's employment with or provision of services to the Company or a Subsidiary, subject to any restrictions, terms and conditions fixed by the Committee either at the date of the award or at the date it exercises such Discretion, and provided that any acceleration is made within the original term of the option.

Successive stock options may be granted to the same Participant, whether or not the option or options previously granted to such Participant remain unexercised. A Participant may exercise any option granted under the Plan, if then exercisable, notwithstanding that options granted to such Participant prior to the option then being exercised remain unexercised.

10. *Payment of Option Price*: At the time of the exercise in whole or in part of any option granted under this Plan, payment in full in cash, or with the consent of the Committee, in its Discretion, in Common Shares shall be made by the Participant for all shares so purchased. In the Discretion of, and subject to such conditions as may be established by, the Committee, payment of the option price may also be made by the Company retaining from the shares to be delivered upon exercise of the stock option that number of shares having a fair market value on the date of exercise equal to the option price of the number of shares with respect to which the Participant exercises the option. In the Discretion of the Committee, a Participant may exercise an option, if then exercisable, in whole or in part, by delivery to the Company of written notice of the exercise in such form as the Committee may prescribe, accompanied by irrevocable instructions to a stock broker to promptly deliver to the Company full payment for the shares with respect to which the option is exercised from the proceeds of the stock broker's sale of or loan against some or all of the shares. Such payment may also be made in such other manner as the Committee determines is appropriate, in its Discretion. No Participant shall have any of the rights of a shareholder of the Company under any option until the actual issuance of shares to such Participant, and prior to such issuance no adjustment shall be made for dividends, distributions or other rights in respect of such shares, except as provided in Paragraphs 5 and 17.

11. *Automatic Stock Options*: Notwithstanding other provisions of this Plan and to the extent shares are available for grant under the Plan, Outside Directors shall automatically be granted Non-qualified Stock Options on the terms described in this Paragraph 11.

Each Outside Director of the Corporation shall automatically be granted a Nonqualified Stock Option to purchase 5,000 shares of Common Stock as of the date he or she is first elected or appointed to the Board of Directors. Each Outside Director of the Corporation who is re-elected to the Board of Directors shall automatically be granted a Nonqualified Stock Option to purchase 2,000 shares of Common Stock on the date of each subsequent Annual Meeting of Shareholders if he or she remains a director following such Annual Meeting of Shareholders.

All options granted under this Paragraph 11 shall be exercisable in one-third cumulative annual installments beginning one year after the date of grant, shall expire ten years after the date of grant and shall have an option price equal to 100% of the fair market value of the Company's Common Stock on the date of grant.

12. *Non-transferability of Options*: No option granted under the Plan to a Participant shall be transferable by such Participant otherwise than by will or by the laws of descent and distribution, and each such option shall be exercisable, during the lifetime of the Participant, only by the Participant.

13. *Continuance of Employment; No Right to Continued Employment*: The Committee may require, in its Discretion, that any Participant under the Plan to whom an option shall be granted shall agree in writing as a

condition of the granting of such option to remain in his or her position as an employee, director, or consultant of the Company or a Subsidiary for a designated minimum period from the date of the granting of such option as shall be fixed by the Committee.

Nothing contained in the Plan or in any option granted pursuant to the Plan, nor any action taken by the Committee hereunder, shall confer upon any Participant any right with respect to continuation of employment, or other service by or to the Company or a Subsidiary nor interfere in any way with the right of the Company or a Subsidiary to terminate such person's employment, or other service at any time.

14. *Termination of Employment; Expiration of Options*: Subject to the other provisions of the Plan, including, without limitation, Paragraph 17 and this Paragraph 14, all rights to exercise options shall terminate when a Participant ceases to be an employee, director, or consultant of the Company or a Subsidiary for any cause, except that the Committee may, in its Discretion, permit the exercise of all or any portion of the options granted to such Participant

(i) for a period not to exceed three months following such termination with respect to Incentive Options that are intended to remain Incentive Options if such termination is not due to death or permanent disability of the Participant,

(ii) for a period not to exceed one year following termination of employment with respect to Incentive Options that are intended to remain Incentive Options if termination of employment is due to the death or permanent disability of the Participant, and

(iii) for a period not to extend beyond the expiration date with respect to Nonqualified Options or Incentive Options that are not intended to remain Incentive Options,

all subject to any restrictions, terms and conditions fixed by the Committee either at the date of the award or at the date it exercises such Discretion. In no event, however, shall an option be exercisable after its expiration date, and, unless the Committee in its Discretion determines otherwise (pursuant to Paragraphs 9 or 17), an option may only be exercised after termination of a Participant's employment or other service by or to the Company to the extent exercisable on the date of such termination or to the extent exercisable as a result of the reason for such termination. The Committee may evidence the exercise of its Discretion under this Paragraph 14 in any manner it deems appropriate, including by written resolution or by a written provision in, or written amendment to, the option.

If not sooner terminated, each stock option granted under the Plan shall expire not more than 10 years from the date of the granting thereof; provided that with respect to an Incentive Option granted to an employee who at the time of the grant owns (after applying the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting stock of the Company or any parent or subsidiary, such option shall expire not more than 5 years after the date of granting thereof.

15. *Investment Purpose*: If the Committee in its Discretion determines that as a matter of law such procedure is or may be desirable, it may require a Participant, upon any exercise of any option granted under the Plan or any portion thereof and as a condition to the Company's obligation to deliver certificates representing the shares subject to exercise, to execute and deliver to the Company a written statement, in form satisfactory to the Committee, representing and warranting that the Participant's purchase of Common Shares upon exercise thereof shall be for such person's own account, for investment and not with a view to the resale or distribution thereof and that any subsequent sale or offer for sale of any such shares shall be made either pursuant to (a) a Registration Statement on an appropriate form under the Securities Act, which Registration Statement has become effective and is current with respect to the shares being offered and sold, or (b) a specific exemption from the registration requirements of the Securities Act, but in claiming such exemption the Participant shall, prior to any offer for sale or sale of such shares, obtain a favorable written opinion from counsel for or approved by the Company as to the availability of such exemption. The Company may endorse an appropriate legend

referring to the foregoing restriction upon the certificate or certificates representing any shares issued or transferred to the Participant upon exercise of any option granted under the Plan.

16. *Withholding Payments*: If upon the exercise of any Nonqualified Option or a disqualifying disposition (within the meaning of Section 422 of the Code) of shares acquired upon exercise of an Incentive Option, there shall be payable by the Company or a Subsidiary any amount for income tax withholding, in the Committee's Discretion, either the Participant shall pay such amount to the Company, or the amount of Common Shares delivered by the Company to the Participant shall be appropriately reduced, to reimburse the Company or such Subsidiary for such payment. The Company or any of its Subsidiaries shall have the right to withhold the amount of such taxes from any other sums or property due or to become due from the Company or any of its Subsidiaries to the Participant upon such terms and conditions as the Committee shall prescribe. The Company may also defer issuance of the stock upon exercise of such option until payment by the Participant to the Company of the amount of any such tax. The Committee may, in its Discretion, permit Participants to satisfy such withholding obligations, in whole or in part, by electing to have the amount of Common Shares delivered or deliverable by the Company upon exercise of a stock option appropriately reduced, or by electing to tender Common Shares back to the Company subsequent to exercise of a stock option to reimburse the Company or such Subsidiary for such income tax withholding, subject to such rules and regulations, if any, as the Committee may adopt. The Committee may make such other arrangements with respect to income tax withholding as it shall determine.

17. *Extraordinary Transactions*: In case the Company (i) consolidates with or merges into any other corporation or other entity and is not the continuing or surviving entity of such consolidation or merger, or (ii) permits any other corporation or other entity to consolidate with or merge into the Company and the Company is the continuing or surviving entity but, in connection with such consolidation or merger, the Common Shares are changed into or exchanged for stock or other securities of any other corporation or other entity or cash or any other assets, or (iii) transfers all or substantially all of its properties and assets to any other corporation or other person or entity, or (iv) dissolves or liquidates, or (v) effects a capital reorganization or reclassification in such a way that holders of Common Shares shall be entitled to receive stock, securities, cash or other assets with respect to or in exchange for the Common Shares, then, and in each such case, proper provision shall be made so that, each Participant holding a stock option upon the exercise of such option at any time after the consummation of such consolidation, merger, transfer, dissolution, liquidation, reorganization or reclassification (each transaction, for purposes of this Paragraph 17, being herein called a "Transaction"), shall be entitled to receive (at the aggregate option price in effect for all Common Shares issuable to the Participant upon such exercise immediately prior to such consummation and as adjusted to the time of such Transaction), in lieu of Common Shares issuable upon such exercise prior to such consummation, the stock and other securities, cash and assets to which such Participant would have been entitled upon such consummation if such Participant had so exercised such stock option in full immediately prior thereto (subject to adjustments subsequent to such Transaction provided for in Paragraph 5).

Notwithstanding anything in the Plan to the contrary, in connection with any Transaction and effective as of a date selected by the Committee, which date shall, in the Committee's judgment, be far enough in advance of the Transaction to permit Participants holding stock options to exercise their options and participate in the Transaction as a holder of Common Shares, the Committee, acting in its Discretion without the consent of any Participant, may effect one or more of the following alternatives with respect to all of the outstanding stock options (which alternatives may be made conditional on the occurrence of the applicable Transaction and which may, if permitted by law, vary among individual Participants): (a) accelerate the time at which stock options then outstanding may be exercised so that such stock options may be exercised in full for a limited period of time on or before a specified date fixed by the Committee after which specified date all unexercised stock options and all rights of Participants thereunder shall terminate; (b) accelerate the time at which stock options then outstanding may be exercised so that such stock options may be exercised in full for their then remaining term; or (c) require the mandatory surrender to the Company of outstanding stock options held by such Participants (irrespective of whether such stock options are then exercisable) as of a date, before or not later than sixty days after such Transaction, specified by the Committee, and in such event the Company shall thereupon cancel such stock options and shall pay to each Participant an amount of cash equal to the excess of the fair market value of the aggregate Common Shares subject to such stock option, determined as of the date such Transaction is effective, over the aggregate option price of such shares, less any applicable withholding taxes; provided, however, the Committee shall not select an alternative (unless consented to by the Participant) such that, if a Participant exercised his or her accelerated stock option pursuant to alternative (a) or (b) and participated in the Transaction or received cash pursuant to alternative (c), the alternative would result in the Participant's owing any money by virtue of the operation of Section 16(b) of the Exchange Act. If all such alternatives have such a result, the Committee shall, in its Discretion, take such action to put such Participant in as close to the same position as such Participant would have been in had alternative (a), (b) or (c) been selected but without resulting in any payment by such Participant pursuant to Section 16(b) of the Exchange Act. The gross amount payable to a Participant under alternative (c) shall not be greater than the excess of the fair market value of the aggregate Common Shares subject to the Participant's canceled stock option(s) determined on the cancellation date over the aggregate exercise price of such stock option(s). Any amount payable to a Participant under alternative (c) shall be paid within 15 days of the later of the date the Transaction is effective or the date of the Company's cancellation of the Participant's stock options. Notwithstanding the foregoing, with the consent of affected Participants, each with respect to such Participant's option only, the Committee may in lieu of the foregoing make such provision with respect to any Transaction as it deems appropriate.

18. *Effectiveness of Plan*: This Plan shall be effective on the date the Board of Directors of the Company adopts this Plan, provided that the shareholders of the Company approve the Plan within 12 months after its adoption by the Board of Directors. Options may be granted before shareholder approval of this Plan, but each such option shall be subject to shareholder approval of this Plan. No option granted under this Plan shall be exercisable unless and until this Plan shall have been approved by the Company's shareholders.

19. *Termination, Duration and Amendments to the Plan*: The Plan may be abandoned or terminated at any time by the Board of Directors of the Company. Unless sooner terminated, the Plan shall terminate on the date ten years after the earlier of its adoption by the Board of Directors or its approval by the shareholders of the Company, and no stock options may be granted under the Plan thereafter. The termination of the Plan shall not affect the validity of any option which is outstanding on the date of termination.

For the purpose of conforming to any changes in applicable law or governmental regulations, or for any other lawful purpose, the Board of Directors shall have the right, with or without approval of the shareholders of the Company, to amend or revise the terms of this Plan or any option agreement under this Plan at any time; provided, however, that (i) to the extent required by Section 162(m) of the Code and related regulations, or any successor rule, but only with respect to amendments or revisions affecting Participants whose compensation is subject to Section 162(m) of the Code, and to the extent required by Section 422 of the Code, or any successor section, but only with respect to Incentive Options, no such amendment or revision shall increase the maximum number of shares in the aggregate which are subject to this Plan or which may be granted to any Participant during any fiscal year of the Company (subject, however, to the provisions of Paragraphs 5 and 17) without the approval or ratification of the shareholders of the Company, and (ii) no such amendment or revision shall change the option price (except as contemplated by Paragraphs 5 and 17) or alter or impair any option which shall have been previously granted under this Plan, in a manner adverse to a Participant, without the consent of such Participant.

20. *Section 409A of the Code*: Notwithstanding any other provision of the Plan, no stock option granted under the Plan shall have any terms or features (including, without limitation, terms or features relating to the time of or events triggering vesting, method of exercise or payment of withholding tax, method of settlement, form and timing of consideration payable in settlement, or deferral or other elections), whether at the time of grant or subsequent to the time of grant, that would cause the stock option to be nonqualified deferred compensation that fails to comply with the requirements under Section 409A of the Code and the guidance and regulations issued thereunder. Moreover, notwithstanding any other provision of the Plan, no action may be taken by the Committee or the Board under or in respect of the Plan (including, without limitation, Plan amendments

under Paragraph 19 or adjustments under Paragraphs 5 or 17) that would cause the Plan or any stock option granted under the Plan to be a nonqualified deferred compensation plan that fails to comply with the requirements of Section 409A of the Code and the guidance and regulations issued thereunder.

As adopted by the Board of Directors on August 31, 2007.

Appendix B
Audit Committee Charter
Neogen Corporation

Purpose

The purpose of the Audit Committee (the Committee) is to assist the Board of Directors (the Board) of Neogen Corporation (the Company) in overseeing: (1) the integrity the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) performance of the Company's internal auditors and independent auditor.

Committee Structure

The Committee shall consist of at least three directors. Each member of the Committee shall meet the independence and experience requirements of the Nasdaq Stock Market, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission. The Board may, at any time and in its complete discretion, replace a Committee member.

Meetings

The Committee shall meet as often as necessary. The Committee shall meet periodically, in separate, private sessions with management, the independent auditor and the internal auditors (if any) to discuss anything the Committee or these groups believe should be discussed. The Committee may require any Company officer or employee or the Company's outside counsel or external auditor to attend a Committee meeting or to meet with any members of, or consultants to, the Committee, and to provide pertinent information as necessary.

The Committee shall meet in executive session at least twice a year.

The Committee shall maintain minutes and other relevant documentation of all of its meetings.

Committee Authority and Responsibilities

The Committee shall directly appoint, retain, compensate, evaluate and terminate the Company's independent auditor. The Committee has the sole authority to approve all audit engagement fees and terms, as well as all significant non-audit engagements with the independent auditor. The Committee shall be directly responsible for overseeing the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the independent auditor shall report directly to the Committee.

The Committee shall have the authority to engage, without additional Board approval, independent legal, accounting and other advisors as it deems necessary to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, to compensate administrative expenses that are necessary and appropriate to carry out its duties.

The Committee shall preapprove all auditing and non-auditing services of the independent auditor, subject to de minimus exceptions for other than audit, review or attest services that are approved by the Committee prior to completion of the audit. Alternatively, the engagement of the independent auditor may be entered into pursuant to pre-approved policies and procedures established by the Committee, provided that the policies and procedures are detailed as to the particular services and the Committee is informed of each service. The Committee has the powers and responsibilities delineated in this Charter. It is not, however, the Committee's responsibility to prepare and certify the Company's financial statements, to guarantee the independent auditor's report, or to guarantee other disclosures by the Company. These are the fundamental responsibilities of management and the independent auditor. Committee members are not full-time Company employees and are not performing the functions of auditors and accountants.

Oversight of the Company's Independent Auditors

The independent auditors for the Company are accountable to the Board and the Committee, as representatives of the shareholders, and the Committee shall instruct the independent auditors to that effect.

The Committee shall discuss the scope of the annual audit with management and the independent auditors.

The Committee shall obtain and review a report by the independent auditors, at least annually, describing: (1) the independent auditors' quality-control procedures; (2) any material issues raised by the most recent quality-control review, or peer review, of the independent auditors, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with these issues and (3) all relationships between the independent auditors and the Company, including each non-audit service provided to the Company and the matters set forth in the Independent Standards Board Standard No. 1 (Independent Discussions with Audit Committees). The Committee shall review and evaluate the qualifications, performance and independence of the independent auditors and the lead audit partner of the independent auditors, and present its conclusions with respect to the independent auditors to the full Board not less than annually.

The Committee shall assure the regular rotation of the audit partner as required by Section 10A(j) of the Exchange Act.

The Committee shall set clear hiring policies for employees and former employees of the independent auditors that are consistent with Section 10A(l) of the Exchange Act.

Disclosure and Financial Statements

The Committee shall review and discuss the annual financial statements with management and the independent auditors and then report whether the Committee recommends to the Board that the audited financial statements be included in the Company's annual report on Form 10-K.

The Committee shall review and discuss with management and the independent auditors: (1) major issues regarding accounting principles and financial statement presentations, including significant changes in the Company's selection or applications of accounting principles; (2) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements; and (3) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

The Committee shall obtain, review and discuss reports from the independent auditors regarding: (1) all critical accounting policies and practices to be used; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the Company, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditors and reasons for favoring that treatment; and (3) other material written communications between the independent auditors and Company management, such as any management letter or schedule of unadjusted differences.

The Committee shall discuss with the independent auditors and then disclose the matters required to the discussed and disclosed by SAS 61, including any difficulties the independent auditors encountered in the course of the audit work, any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management.

The Committee shall discuss with management the type and presentation of information included in the Company's results of operations press releases. This discussion will be generally held with management and the independent auditors following the completion of the auditors' quarterly or year-end procedures and prior to the release of the press release. The Chairman of the Committee may represent the entire Committee for the purpose of this discussion.

The Committee shall review the CEO and CFO's disclosure and certifications under Section 302 and 906 of the Sarbanes-Oxley Act.

Compliance and Regulatory Oversight Responsibilities

The Committee shall review and approve all related party transactions.

The Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company from its employees regarding accounting, internal accounting controls, and auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Committee shall ascertain annually from the independent auditor whether the Company has issues under Section 10A(b) of the Exchange Act.

The Committee shall review with management and the independent auditors any correspondence with regulators and any published reports that raise material issues regarding the Company's accounting policies.

Limitation of Audit Committee Role

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. Management is responsible for the fair presentation of the information set forth in the financial statements in conformity with Generally Accepted Accounting Principles. The independent auditors' responsibility is to provide their opinion, based on their audits, that the financial statements fairly present, in all material respects, the financial position results of operations and cash flows if the Company's in conformity with Generally Accepted Accounting Principles. While the Committee has the responsibilities and power set forth in this Charter, its not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in conformity with Generally Accepted Accounting Principles. Further, it is not the duty of the Committee to assure compliance with acceptable laws and regulations, or the Company's Code of Conduct.

Adopted by the Committee July 22, 2004 and by the Board July 23, 2004


NEOGEN
CORPORATION

620 Lesher Place, Lansing, MI 48912
Phone: 517/372-9200 • Fax: 517/372-0108
Email: neogen-info@neogen.com
Web: www.neogen.com • NASDAQ: NEOG

END